PROSPECTUS	Filed pursuant to Rule 424(b)
Registration No. 333-156494

PROSPECTUS

Up to 1,589,074 shares of common stock

UNITED MINES, INC.

We are registering up to up to 1,569,074 shares, representing 14.6% of our current outstanding common stock, for sale by 143 of our existing shareholders:

We are also registering 20,000 shares underlying a $35,000 principal amount convertible promissory note, which, if fully converted, will represent less than 1% of our common stock after conversion, for sale by one of our existing shareholders.

We originally registered up to an additional 2,000,000 shares, representing 15.81% of our outstanding common stock if all shares are sold, for sale to investors by us at a price of $5.00 per share, but we terminated that offering effective July 15, 2009.  We did not offer or sell any securities under the offering prior to the termination.

Investing in the common stock involves risks.  United Mines, Inc. currently is an exploration stage mining company, has limited operations, limited income, and limited assets, is in unsound financial condition, and you should not invest unless you can afford to lose your entire investment.  As of June 30, 2009, United Mines had negative working capital of over $123,000 and relies on loans from certain officers and directors and the private placement of its common stock to pay its obligations as they become due.  If those officers and directors do not continue to loan the company money in the future, or if the company is unable to sell its common stock, then the company may not be able to pay its obligations as they become due.   See “Risk Factors” beginning on page 5.  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

Shares sold by the selling shareholders on their own behalf will be sold at prevailing market prices or privately negotiated prices.

Our common stock is currently quoted on the over-the-counter market maintained by NASDAQ under the symbol UNMN.

The date of this prospectus is October 20, 2009

PROSPECTUS SUMMARY

UNITED MINES, INC.

We are an exploration stage mineral exploration company and have been in the mining industry since January 2005, when we began doing business.  An exploration stage company is one engaged in the search for mineral deposits or reserves which are not in either the development or production stage.  We currently own four groups of mining claims.  These groups include one primary silver exploration stage mining project, seven gold exploration stage mining projects, three copper exploration stage projects, and one placer gold exploration stage project, all in Arizona, USA.  To date we have no assurance that commercially viable mineral deposits exist on any of the properties we own or where we have mineral rights. Further exploration, at a significant cost to us, will be required before a final evaluation as to the economic and legal feasibility of the properties is determined.  If this evaluation determines that some of the properties do have mineral deposits we will have to spend substantial funds for their drilling and engineering studies before we will know if we have a commercially viable mineral deposit (a reserve).  The phases of mining and the exploration process is discussed in detail below.

In addition, we are currently evaluating other mineral rights opportunities with a view to diversifying our activities through the acquisition of additional mineral rights and entering into other business ventures our management believes will provide value to our shareholders.  We are not currently in active negotiations with any third parties regarding additional mineral rights opportunities or expanding into other business ventures.

Our objective is to explore the properties where we currently have mineral rights, and if those properties show the possibility of minerals being present, to mine the minerals for potential sale on the open market.

We intend to grow through mineral exploration of our existing mineral rights, as well as obtaining additional mines in locations we believe show a high probability of mineral reserves.  We will be focusing our future exploration activities on properties located in the State of Arizona.

Corporate Information

We were originally incorporated under the name Plae, Inc., in the State of Arizona on August 20, 1999.  At the time we operated under the name Plae, Inc., no business was conducted.   No books or records were maintained and no meetings were held.  In essence, nothing was done after incorporation until Glenn E. Martin took possession of Plae, Inc., in January 2005.  On February 18, 2005, the corporate name was changed to King Mines, Inc. and then subsequently changed to its current name, United Mines, Inc., on March 30, 2005.  No shares were issued until the company became United Mines, Inc.

In October, 2005, we contracted with Glynn A. Burkhardt and  Glynn G. Burkhardt, our current Senior Vice President and our former Emeritus Chairman of the Board, respectively, to transfer the rights and interests they held in 23 mining claim to us, by quitclaim deed, in exchange for 3,600,000 shares of our common stock.  These rights and interests were actually transferred to us in June 2006 (See Exhibit 10.3 Quitclaim Deeds).

In March and April 2006, we obtained 3 state “exploration permits” from the state of Arizona, which are renewable on an annual basis for a maximum of 5 years.  The “exploration permits” are the precursor to obtaining a lease from the state, but leases cannot be obtained until we either conduct exploration for a year on the properties or show economic feasibility.

During 2006, we acquired 69 additional unpatented mining claims on BLM land, including the 9 claims that make up the Blue Copper mining property.

As a result of these acquisitions, we currently own four groups of mining claims.  As detailed below, these groups include one primary silver exploration mining stage project, seven gold exploration stage mining projects, three copper exploration stage projects, and one placer gold exploration stage project, all in Arizona, USA.

Our four groups of mining claims include 92 Unpatented Bureau of Land Management (BLM) mining claims in Southern Arizona, USA, totaling 1,840 acres.  These are renewable annually, at $2.00 per acre for year one, no charge per acre for the second year, and $1.00 per acre for years 3-5, plus a $500 renew application fee. (See Exhibit 99.1 Mining Claim Ledger for both our 38 material claims and our 54 non-material mining claims)

In addition to the unpatented mining claims, we own three Arizona State Land Department (ASLD) Mineral Exploration Permits, Nos. 08-110135, 08-110136 and 08-110137, each of which are each good for 5 years, currently thru April 13th, 2011.  This Arizona state land department position totals 1,920 acres of land.  These are renewable each year for $2.00 per acre.  This fee had been paid thru April 13th, 2010. (Exhibit 99.2 ASLD Mineral Exploration Permits)

Our principal offices are located at 11924 N. Centaurus Place, Oro Valley, AZ  85737.   The telephone is 520-742-3111 and the fax is 520-742-4720.  Information contained on our website is not incorporated into, and does not constitute any part of, this prospectus.

The Offering

Securities Offered:

Shares Offered by
Selling Shareholders:	We are registering 1,589,074 shares for sale by 144 selling shareholders (see list of Selling Shareholders):

	•	1,569,074 to existing holders of our common stock

•
20,000 shares of common stock issuable upon conversion of up to $35,000 aggregate principal amount convertible promissory note, which may be issued to certain selling stockholders based upon an assumed conversion price of $3.75 per share (75% of $5.00 current offering price) and additional shares to cover interest and any potential decrease in our stock price down to $2.50, 75% of which would be $1.87 per share.

We are registering up to 1,569,074 shares for resale by existing holders of our common stock and 20,000 shares for resale held by existing holders of a convertible promissory note. The 20,000 shares being registered for the conversion of the convertible promissory note represents a good faith estimate of the number of shares of common stock that will be issuable upon conversion of the convertible promissory note based upon a conversion price of $1.875 per share, which is 75% of $2.50 per share, covering us in the event the fair market value of our common stock decreases up to 50% from the $5.00 offering price, and to account for any interest charged under the note.

RISK FACTORS

Any investment in our common stock involves a high degree of risk.  You should consider carefully the following information, together with the other information contained in this prospectus, before you decide to buy our common stock.  If any of the following events actually occurs, our business, financial condition or results of operations would likely suffer.  In this case, the market price, if any, of our common stock could decline, and you could lose all or part of your investment in our common stock.

We face risks in completing our exploration plans at the properties and achieving revenues. The following risks are material risks that we face.  If any of these risks occur, our business, our ability to achieve revenues, our ability to discover a reserve on any of the properties and explore for gold or other minerals, our operating results and our financial condition could be seriously harmed.

We have a limited operating history and limited historical financial information upon which you may evaluate our performance.

We only have a limited history and we are subject to all risks inherent in a developing business enterprise.  Our likelihood of success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with a new business in general and those specific to the mineral exploration and extraction businesses and the competitive and regulatory environment in which we operate. You should consider, among other factors, our prospects for success in light of the risks and uncertainties encountered by companies that, like us, are in their early stages of exploration.  We may not successfully address these risks and uncertainties or successfully implement our operating and acquisition strategies.  If we fail to do so, it could materially harm our business to the point of having to cease operations and could impair the value of our common stock to the point investors may lose their entire investment.  Even if we accomplish these objectives, we may not generate positive cash flows or profits we anticipate in the future.

The only known mineralized materials we have at any of the properties where we have mineral rights is at the Cerro Colorado property.

According to the pre-feasibility report entitled, Geological Studies of the Cerro Colorado, by Nicholas Barr, Geologist, the Cerro Colorado property has mineralized material in side cast mine dumps, ready to process.    No proved reserves have been discovered at any of the exploration properties where we have mineral rights.  Although we have geological reports that indicate possible mineralized material on a couple of the properties, the probability of any of the exploration properties ever having reserves that are commercially viable is remote.  The failure to locate proved reserves at the exploration properties we own would render those properties valueless.  If those mineral rights are found to be valueless, or if we run out of funds prior to discovering proved reserves at these locations, then we may have to cease operations, which would impair the value of our common stock to the point investors may lose their entire investment.

Our strategy of exploring the existing exploration properties and acquiring additional mineral rights may not produce positive financial results for us.

Our strategy of exploring the existing exploration properties and acquiring additional mineral rights is subject to a variety of risks, including the:

•	Inability to locate valuable minerals at the properties;
•	Failure or unanticipated delays in exploring the exploration properties where we have mineral rights;
•	Property ownership rights on the property where the mineral rights are located;
•	Inability to negotiate favorable mineral rights agreements on satisfactory terms and conditions;
•	Increases in the prices of mining equipment due to increased competition for acquisition opportunities or other factors; and
•	Inability to sell any mined minerals

If we are not able to successfully address these risks, it would materially harm our business to the point of having to cease operations and impair the value of our common stock to the point investors may lose their entire investment.

If we do not obtain new financings in an amount sufficient to pursue mineral exploration activities at the exploration properties, and to pursue exploration and mineral rights at other mineral properties, our exploration operations will be reduced.

To date we have relied on recent private placement financings in order to fund exploration of the properties.  We will continue to require additional financing to complete our plan of operations for exploration work at the properties and to pursue additional exploration at other mineral properties.  While our financing requirements may be reduced if we successfully extract valuable minerals, any impairment in our ability to raise additional funds through financings would reduce the available funds for the exploration of the properties, including additional exploration activities, with the result that our plan of operations may be adversely affected and potential recoveries reduced or delayed.  We believe we currently have working capital to remain in business for three months under our current business plan.

We have never had any revenues since our inception and there is no assurance that we will be able to achieve the financing necessary to enable us to precede with our exploration activities.

We have never had any revenues since our inception.  We will apply any proceeds from gold or other mineral sales generated from our exploration activities at the properties to help cover our exploration expenditures, but we anticipate that our projected expenditures will far exceed any proceeds from those sales over the next twelve months, which will require that we obtain substantial financing in order for us to pursue our current plan of operations.  If we do not achieve the necessary financing, then we will not be able to proceed with our planned exploration activities, including our planned exploration activities, and our financial condition, business prospects and results of operations will be materially adversely affected to the point of having to cease operations, which would likely cause our investors to lose their entire investment.

We have not established that there are any commercially viable mineral deposits on any of the properties and we have not established commercially viable operations on the properties, and, therefore, there is no assurance that we will recover any gold or other minerals from the properties, or if we do that any amounts we recover from exploration activities will be sufficient to continue our operations.

Our activities at the properties are currently in the exploration stage. We have permitted Plans of Operations for our three state permit properties, which include mapping, surveying, rock-chip sampling, road improvement, assay tests, and other exploration activities at the properties as part of our exploration program, but we have not yet established a commercially viable operation on the properties.  There is no requirement that we have any activities at the 89 unpatented mining claims, as these claims are renewable annually at $140 per claim.  We are currently paid through August 31st 2010 on these claims.  There is no assurance that we will recover any gold, silver, copper or other minerals on any of our properties, and no assurance that if we do, that we will recover quantities that will enable us to continue our operations.  If we are not able to continue our operations our investors would likely lose their entire investments.

If we are unable to achieve projected mineral recoveries from our exploration activities at the properties, then our financial condition will be adversely affected and we will have less cash with which to pursue our operations.

We plan to undertake exploration activities as part of our plan for the properties.  Our objective is to recover minerals from exploration activities to help offset the cost of those exploration activities.  As we have not established any reserves on these properties, there is no assurance that actual recoveries of minerals from material excavated during the exploration activities will equal or exceed our exploration costs.  If our mineral recoveries are less than projected, then our mineral sales will be less than anticipated and may not equal or exceed the cost of exploration and recovery in which case our operating results and financial condition will be adversely affected.

If the cost of recovering mineralized material at the properties is higher than anticipated, then our financial condition and ability to pursue additional exploration will be adversely affected.

We have proceeded with geological surveys and sampling.  If the actual costs are greater than anticipated, then cash used in the exploration activities at the properties will be greater than anticipated.  An increase in the funds used in sampling and surveying activities will cause us to have fewer funds for other expenses, such as administrative and overhead expenses and exploration of our other mineral properties.  In this event, our financial condition will be adversely affected and will have fewer funds with which to pursue our exploration programs.

The mineral exploration industry is highly speculative and subject to many outside risks and influences.

Gold, silver and strategic metals exploration is highly speculative in nature, involving many risks which even a combination of scientific knowledge and experience frequently cannot overcome, often resulting in unproductive efforts.  Further, the market price of gold, silver and other minerals is quite volatile and beyond our control.  If the price of any of these precious metals drops dramatically, our exploration efforts, which have been limited and have not, to date, been profitable, could be further reduced or continue to be rendered uneconomical.  The degree of speculation is further magnified when a company is in the exploration stages and is operating at a loss, as has been the case with us.  Despite the business experience of our officers, directors and principal shareholders, there can be no assurance that the mining properties acquired by us will be productive and/or profitable, or that such production and/or profitability will be sufficient to permit us to be successful in the future or to expand or continue to operate. As such, any investment in our shares in this offering would be extremely risky and, where, as here, the mining exploration is poorly financed, the risks become even higher and the most common result would be a loss of the investor’s entire investment.

Exploration activities are inherently hazardous.

Mineral exploration activities involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome.  Operations that we undertake will be subject to all the hazards and risks normally incidental to the exploration for minerals, any of which could result in work stoppages, damage to property and possible environmental damage.  The nature of these risks are such that liabilities might result in us being forced to incur significant costs that could have a material adverse effect on our financial condition and business prospects.

If we experience exploration accidents or other adverse events at the properties then our financial condition and profitability could be adversely affected.

Our exploration activities are subject to adverse operating conditions.  Exploration accidents or other adverse incidents, such as cave-ins or flooding, could affect our ability to continue mining activities.  The occurrence of any of these events could cause a substantial delay in the exploration of minerals or could reduce the amount of gold, silver, copper or other minerals that we may be able to recover, with the result that our ability to achieve recoveries from sales of the minerals and to sustain operations would be adversely impacted.  Adverse operating conditions may also cause our operating costs to increase.  Exploration accidents or other adverse events could also result in an adverse environmental impact to the land on which our operations are located with the result that we may become subject to the liabilities for environmental clean up and remediation.

As we have never reported revenues since our inception, there is no assurance that we will be able to continue as a going concern.

Our financial statements included with this Registration Statement for the years ended December 31, 2008 and 2007, have been prepared assuming that we will continue as a going concern.  Our auditors have made reference to the substantial doubt as to our ability to continue as a going concern in their audit report on our audited financial statements for the years ended December 31, 2008 and 2007.  If we are not able to achieve revenues, then we likely will be forced to cease operations and investors will likely lose their entire investment.

Our current liabilities exceed our current assets and we are reliant on loans from certain of our officers and directors to pay our obligations as they become due, if those officers and directors cease loaning us money we would have problems paying our liabilities as they become due.

As of June 30, 2009, we had negative working capital of over $123,000.  As such, we rely on loans from certain officers and directors, the sale of our common stock in private sales, to pay our obligations as they become due.  If those officers and directors do not continue to loan us money in the future, or if we are unable to continue to sell our common stock, then we will have problems paying our obligations as they become due.  Obviously if we are unable to pay our obligations as they become due we could be forced to cease operations and investors would likely lose their entire investment.

We face intense competition in the mineral exploration industry and must compete with our competitors for financing and for qualified managerial and technical employees.

The mineral exploration industry is intensely competitive in all of its phases.  Competition includes large established exploration companies with substantial capabilities and with greater financial and technical resources than we have.  As a result of this competition, we may be unable to acquire additional attractive properties or financing on terms we consider acceptable.  We also compete with other exploration companies in the recruitment and retention of qualified managerial and technical employees.  If we are unable to successfully compete for financing or for qualified employees, our exploration programs may be slowed down, suspended, or cease altogether.  If we were to cease operations our investors would lose their entire investment.

There may be challenges to the titles to our property.

Titles to mining properties in the western United States involves certain inherent risks due to the impossibility of determining the validity of unpatented claims from real estate records, as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mining properties.  Although we believe we have conducted reasonable investigations (in accordance with standard mining industry practice) of the validity of ownership of and the ability of certain holders of certain mining claims to transfer to certain rights and other interests therein to us, there can be no assurance that we hold good and marketable title to all of our U.S. properties.  There may be challenges to the title to our properties.  If there are title defects with respect to any of the properties, we might be required to compensate other persons or perhaps reduce or change our interest in the affected property.  Also, in any such case, the investigation and resolution of title issues would divert management's time from ongoing exploration programs.  Any significant successful challenges to our mineral rights would cause us to cease operations and for our investors to lose their entire investment.  We have conducted limited reviews of title and obtained representations regarding ownership from holders of mineral rights.  Our practice will be, if possible, to obtain title insurance with respect to its major mineral properties when a decision is made to proceed with large scale mining. This insurance however may not be sufficient to cover loss of investment or guarantee of future profits.

Certain shares of our common stock are restricted from immediate resale.  The lapse of those restrictions, coupled with the sale of the related shares in the market, or the market’s expectation of such sales, could result in an immediate and substantial decline in the market price of our common stock.

All of our shares of common stock are restricted from immediate resale in the public market.  The restricted shares are restricted in accordance with Rule 144, which states that if unregistered, restricted securities are to be sold, a minimum of one year must elapse between the later of the date of acquisition of the securities from the issuer or from an affiliate of the issuer, and any resale of those securities in reliance on Rule 144.  The Rule 144 restrictive legend remains on the stock until the holder of the stock holds the stock for longer than six months (unless an affiliate) and meets the other requirements of Rule 144 to have the restriction removed.  The sale or resale of those shares in the public market, or the market’s expectation of such sales, may result in an immediate and substantial decline in the market price of our shares.  Such a decline will adversely affect our investors, and make it more difficult for us to raise additional funds through equity offerings in the future.

Our management has discretion as to how to use any proceeds from the sale of securities.

We reserve the right to use any funds obtained from any sale of our securities in any manner which our management deems to be in the best interests of the company and our shareholders in order to address changed circumstances or opportunities.  As a result of the foregoing, our success will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds from any offering of our securities.  Investors for the common stock offered will be entrusting their funds to our management, upon whose judgment and discretion the investors must depend.

Our management controls a large block of our common stock.

As of August 31, 2009, our officers and directors owned approximately 73% of our outstanding common stock, and are able to elect all of the directors and continue to control United Mines, Inc.  Investors will own a minority percentage of the Company’s common stock and will have minority voting rights.  Investors will not have the ability to control either a vote of the Company’s Shareholders or Board of Directors.

Some of our officers and directors have other business ventures.

As disclosed in their biographies contained herein, some of our officers and directors work with other companies in addition to their work for us, including some in the mining industry.  Although none of our officers and directors are currently working for any other companies in the mining industry, they are not prohibited from doing so.  If one or more of our officers or directors began working for another mining company it could take away from the time they currently spend working on our business affairs and could create a potential conflict of interest.

We have never declared dividends on our common stock and do not plan to do so in the foreseeable future.

We intend to retain any initial future earnings to fund operations and expand our business.  A holder of common stock will be entitled to receive dividends only when, as, and if declared by the Board of Directors out of funds legally available therefore.  We have never issued dividends on our common stock.  Our Board of Directors will determine future dividend policy based upon our results of operations, financial condition, capital requirements, and other circumstances.

Holders of our common stock have a risk of potential dilution if we issue additional shares of common stock in the future.

Although our Board of Directors intends to utilize its reasonable business judgment to fulfill its fiduciary obligations to our then existing stockholders in connection with any future issuance of our common stock, the future issuance of additional shares of our common stock would cause immediate, and potentially substantial, dilution to the net tangible book value of those shares of common stock that are issued and outstanding immediately prior to such transaction.  Any future decrease in the net tangible book value of our issued and outstanding shares could have a material effect on the market value of the shares.

Shares of our common stock have limited transferability and liquidity.

To satisfy the requirements of certain exemptions from registration under the Securities Act, and to conform with applicable state securities laws, each investor must acquire his Shares for investment purposes only and not with a view towards distribution.  Consequently, certain conditions of the Securities Act may need to be satisfied prior to any sale, transfer, or other disposition of the shares.  Some of these conditions may include a minimum holding period, availability of certain reports, including financial statements from United Mines, Inc., limitations on the percentage of shares sold and the manner in which they are sold.  United Mines, Inc. can prohibit any sale, transfer or disposition unless it receives an opinion of counsel provided at the holder’s expense, in a form satisfactory to United Mines, Inc., stating that the proposed sale, transfer or other disposition will not result in a violation of applicable federal or state securities laws and regulations.  No public market currently exists for the Shares and if any market does develop it is expected to be limited.  Consequently, owners of the shares may have to hold their investment indefinitely and may not be able to liquidate their investments in United Mines, Inc. or pledge them as collateral for a loan in the event of an emergency.

Sales of shares of our common stock by broker – dealers may not be permitted.

Although our common stock is quoted on the over the counter bulletin board, there can be no assurances that a trading market for the stock will develop.  As a result, our common stock is covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors.  For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser’s written agreement to the transaction prior to the sale.  Consequently, the rule may affect the ability of broker-dealers to sell our securities and may also affect the ability of shareholders to sell their shares in any secondary market.

There is no public market for the sale of our common stock.

Although our common stock is quoted on the over the counter bulletin board, currently there is no current market for our common stock and there is no guarantee that one will ever develop.

The price of our common stock offered in the Offering has been arbitrarily established by our management.

The price of our common stock offered hereunder has been arbitrarily established by our management, considering such matters as the state of our business and the general condition of the industry in which we operate.  The offering price bears no relationship to our assets, revenues, net worth, or any other objective criteria of value applicable to our company.

We do not have insurance and, therefore, liability we incur could have substantial impact on our ability to continue as a going concern.

We have limited capital and, therefore, we do not currently have a policy of insurance against liabilities arising out of the negligence of our officers and directors and/or arising from deficiencies in any of our business operations. Even assuming we obtained insurance, there is no assurance that such insurance coverage would be adequate to satisfy any potential claims made against us, our officers and directors, or our business operations or assets.  Any such liability which might arise could be substantial and would likely exceed our total assets. However, our Articles of Incorporation and Bylaws provide for indemnification of officers and directors to the fullest extent permitted under Arizona law.  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officer and controlling persons, it is the opinion of the Securities and Exchange Commission that such indemnification is against public policy, as expressed in the Act, and is therefore, unenforceable.

Currently, there is no market for our securities.

Although our common stock is quoted on the over the counter bulletin board, there is presently no market for our securities and there can be no assurance that any such market will develop. In the event a public trading market does develop, there is no assurance it will continue. Therefore, any investment in our common stock may be highly illiquid and without a market value.

We are subject to all governmental rules, laws and regulations relating to the mining industry in the U.S.

We are subject to all governmental rules, laws and regulations relating to the mining industry in the U.S., and we fully intend to comply therewith.  However, there is no assurance the governmental agencies having jurisdiction over us, our operations and properties, will not enact laws, rules and/or regulations in the future which may have an adverse impact on us and our operations.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this prospectus, including the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” that are based on our management’s beliefs and assumptions and on information currently available to our management.  Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation, and the effects of competition.  Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions.  These statements are only predictions and involve known and unknown risks and uncertainties, including the risks outlined under “Risk Factors” and elsewhere in this prospectus.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievement.  We are not under any duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results, unless required by law.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by the selling stockholders.  We will not receive any proceeds from the sale of shares of common stock by the selling stockholders in this offering.

DETERMINATION OF OFFERING PRICE

There is no established public market for the shares we are registering.  Our management has established the price of $5.00 per share based upon their estimates of the market value of United Mines, Inc. and the price at which potential investors might be willing to purchase the shares offered.

We are registering up to 1,569,074 shares for resale by existing holders of our common stock and 20,000 shares for resale held by existing holders of a convertible promissory note. The 20,000 shares being registered for the conversion of the convertible promissory note represents a good faith estimate of the number of shares of common stock that will be issuable upon conversion of the convertible promissory note based upon a conversion price of $1.875 per share, which is 75% of $2.50 per share, covering us in the event the fair market value of our common stock decreases, and to account for any interest charged under the note.

 SELLING SECURITY HOLDERS

The following table provides information with respect to shares offered by the selling stockholders:

Selling stockholder	Shares for sale	Shares before offering	Percent before offering	Shares after offering	Percent after offering (1)

Victor Amereno & Krista Amereno Jt Tn	2,000	2,000	0.0%	-0-	0.0%
J Burton Anderson	56,000	56,000	0.5%	-0-	0.0%
Arizona Baptist Convention c/o Jim Trail	5,000	5,000	0.0%	-0-	0.0%
Nick Barr	20,000	20,000	0.2%	-0-	0.0%
Spurgeon H. Barrett	500	500	0.0%	-0-	0.0%
Kyle Michael Blaine	1,000	1,000	0.0%	-0-	0.0%
Robert Walter Blaine	1,000	1,000	0.0%	-0-	0.0%
Dylan Boswell	3,000	3,000	0.0%	-0-	0.0%
Jayne Breen	110,000	110,000	1.0%	-0-	0.0%
John Breen	21,000	21,000	0.2%	-0-	0.0%
Nakai Breen	5,000	5,000	0.0%	-0-	0.0%
Mark Brewster	500	500	0.0%	-0-	0.0%
Richard Bridgeforth	3,000	3,000	0.0%	-0-	0.0%
Sheri Brown	15,000	15,000	0.1%	-0-	0.0%
Buena Vista Consulting LLC c/o Albert L. Blankenship, Jr.	3,000	3,000	0.0%	-0-	0.0%
Candace Bullis	1,000	1,000	0.0%	-0-	0.0%
Mindy Bullis	2,000	2,000	0.0%	-0-	0.0%
Craig Butler	6,000	6,000	0.1%	-0-	0.0%
Michelle Cammarn	500	500	0.0%	-0-	0.0%
Kiante Devaun Carroll	5,000	5,000	0.0%	-0-	0.0%
Jessica M Cox	2,000	2,000	0.0%	-0-	0.0%
Owen River Derrick	1,017	1,017	0.0%	-0-	0.0%
Philip Doyley	2,000	2,000	0.0%	-0-	0.0%
Charlotte Elliot & Gary Elliot	3,000	3,000	0.0%	-0-	0.0%
Aimee Elliott	5,000	5,000	0.0%	-0-	0.0%
John English	1,000	1,000	0.0%	-0-	0.0%
Fred Erickson	2,000	2,000	0.0%	-0-	0.0%
Experimental Schools Corporation of Arizona	2,000	2,000	0.0%	-0-	0.0%
Adam Falkoff	30,000	30,000	0.3%	-0-	0.0%
Joseph Feeney	2,000	2,000	0.0%	-0-	0.0%
Jeanette Forsyth	2,000	2,000	0.0%	-0-	0.0%
Roger Forsyth	2,000	2,000	0.0%	-0-	0.0%
Joe Gantenhammer & Theresia Gantenhammer	1,500	1,500	0.0%	-0-	0.0%
Danielle A Garcia	1,000	1,000	0.0%	-0-	0.0%
Peter Gilboy	2,500	2,500	0.0%	-0-	0.0%
Niels Karsten Gudell	2,000	2,000	0.0%	-0-	0.0%
Shaddine Gum	1,000	1,000	0.0%	-0-	0.0%
Whitney Gum	1,000	1,000	0.0%	-0-	0.0%
Chris Harriman	1,000	1,000	0.0%	-0-	0.0%
Camille Hartmetz	500	500	0.0%	-0-	0.0%
Scott Hill	10,007	10,007	0.1%	-0-	0.0%
Arnold Israel Hollander	1,000	1,000	0.0%	-0-	0.0%
Mohammad Hosseini	5,000	5,000	0.0%	-0-	0.0%

Selling stockholder	Shares for sale	Shares before offering	Percent before offering	Shares after offering	Percent after offering (1)

Richard Huff	1,000	1,000	0.0%	-0-	0.0%
Scott Douglass Hurley	1,000	1,000	0.0%	-0-	0.0%
Rudy Ingersoll	2,000	2,000	0.0%	-0-	0.0%
Dale Johnson	2,500	2,500	0.0%	-0-	0.0%
Gurutej Kaur Khalsa	1,000	1,000	0.0%	-0-	0.0%
Charles Larsen	10,000	10,000	0.1%	-0-	0.0%
Brian Lebrecht	30,000	30,000	0.3%	-0-	0.0%
Charles Ledden & Margareta Ledden JTTEN	1,000	1,000	0.0%	-0-	0.0%
Lee & Travers c/o Brenda Lee and Craig Travers	15,000	15,000	0.1%	-0-	0.0%
Ashley Jason Lee	1,000	1,000	0.0%	-0-	0.0%
Craig Lee	500	500	0.0%	-0-	0.0%
Jeffrey A. Leitzman	1,000	1,000	0.0%	-0-	0.0%
Roger E. Leon	1,000	1,000	0.0%	-0-	0.0%
Derrick Lewis	1,500	1,500	0.0%	-0-	0.0%
Steven A. Long	2,000	2,000	0.0%	-0-	0.0%
Rudy Lopez	1,000	1,000	0.0%	-0-	0.0%
Ashley & Robert Luna	10,000	10,000	0.1%	-0-	0.0%
Linda J. Martin	20,000	20,000	0.2%	-0-	0.0%
William Martin	1,000	1,000	0.0%	-0-	0.0%
Nodar Temuri Maskhulia	1,000	1,000	0.0%	-0-	0.0%
Roger Mattes	2,000	2,000	0.0%	-0-	0.0%
Edward McCullough & Connie McCullough JTTEN	1,000	1,000	0.0%	-0-	0.0%
Yon A. McLaughin	1,000	1,000	0.0%	-0-	0.0%
Alexandra May Miller	2,000	2,000	0.0%	-0-	0.0%
Gregory Miller	1,000	1,000	0.0%	-0-	0.0%
Jaret Miller	6,000	6,000	0.1%	-0-	0.0%
Mari Miller	1,000	1,000	0.0%	-0-	0.0%
Melissa Miller	1,000	1,000	0.0%	-0-	0.0%
Jenny Miranda	500	500	0.0%	-0-	0.0%
Robin Mitchell	4,500	4,500	0.0%	-0-	0.0%
Rafael A. Moreno	1,000	1,000	0.0%	-0-	0.0%
Raul A. Moreno	1,000	1,000	0.0%	-0-	0.0%
Ruben Martin Moreno	2,000	2,000	0.0%	-0-	0.0%
Denny Ray Morisset, Jr.	1,000	1,000	0.0%	-0-	0.0%
Ian Christopher Morisset	1,000	1,000	0.0%	-0-	0.0%
William Robert Henry Morisset	1,000	1,000	0.0%	-0-	0.0%
Flora Nefwani	2,000	2,000	0.0%	-0-	0.0%
Jaliyah Nefwani	1,000	1,000	0.0%	-0-	0.0%
Kingston Nefwani	1,000	1,000	0.0%	-0-	0.0%
Cathi Nelson	99,000	99,000	0.9%	-0-	0.0%
Diane North	2,500	2,500	0.0%	-0-	0.0%
Gabriel O’Daniel	5,000	5,000	0.0%	-0-	0.0%
Holliegh O’Daniel	5,000	5,000	0.0%	-0-	0.0%
Jordan O’Daniel	5,000	5,000	0.0%	-0-	0.0%
Kimberly Diane O’Daniel	170,000	170,000	1.6%	-0-	0.0%
Ronald Olsen	300	300	0.0%	-0-	0.0%
Ronald C. Olsen	1,250	1,250	0.0%	-0-	0.0%
Steve Pagac	1,000	1,000	0.0%	-0-	0.0%
Reyna Moreno Parker	1,000	1,000	0.0%	-0-	0.0%
Perleberg Enterprises, Inc. c/o Dean Perleberg	1,000	1,000	0.0%	-0-	0.0%

Selling stockholder	Shares for sale		Shares before offering		Percent before offering	Shares after offering	Percent after offering (1)

Bryan H. Perleberg	500		500		0.0%	-0-	0.0%
Tyler D. Perleberg	500		500		0.0%	-0-	0.0%
Michael Peskin	15,000		15,000		0.1%	-0-	0.0%
Dean Petkanas	1,000		1,000		0.0%	-0-	0.0%
Anthony A. Rael	18,000		18,000		0.2%	-0-	0.0%
Margarita A. Rael	2,000		2,000		0.0%	-0-	0.0%
Jessica Raygoza	500		500		0.0%	-0-	0.0%
Keith Regan	3,000		3,000		0.0%	-0-	0.0%
Luanne M. Rogan	1,000		1,000		0.0%	-0-	0.0%
Richard Rossi	30,000		30,000		0.3%	-0-	0.0%
Alec Noel Sanchez	1,000		1,000		0.0%	-0-	0.0%
Jordyn Kane Sanchez	1,000		1,000		0.0%	-0-	0.0%
Nicole Sanchez	2,000		2,000		0.0%	-0-	0.0%
Barbra Sasselli	1,000		1,000		0.0%	-0-	0.0%
Lanell Scheifele	1,000		1,000		0.0%	-0-	0.0%
Kalena Larise Scott	1,000		1,000		0.0%	-0-	0.0%
Kimberly Scott	2,000		2,000		0.0%	-0-	0.0%
Carmen Seabre	1,600		1,600		0.0%	-0-	0.0%
Heather Seabre	3,000		3,000		0.0%	-0-	0.0%
Joy Seabre	1,000		1,000		0.0%	-0-	0.0%
Lex Seabre	314,000		314,000		3.0%	-0-	0.0%
Roger Seabre	191,600		191,600		1.8%	-0-	0.0%
Valerie Seabre	30,000		30,000		0.3%	-0-	0.0%
Wendy Seabre	3,000		3,000		0.0%	-0-	0.0%
Jane Seefeld	5,000		5,000		0.0%	-0-	0.0%
Paul Selchau-Mark	200		200		0.0%	-0-	0.0%
Jeffrey Lynn Sexton	2,000		2,000		0.0%	-0-	0.0%
Buddy Shaw	500		500		0.0%	-0-	0.0%
Linda & Jerry Shaw	5,000		5,000		0.0%	-0-	0.0%
Shepherds Chapel of Gravette Arkansas c/o Pastor Arnold Murray	5,000		5,000		0.0%	-0-	0.0%
Patricia Shouse	1,000		1,000		0.0%	-0-	0.0%
Robert Shouse	1,000		1,000		0.0%	-0-	0.0%
Sikh Dharma of Phoenix, Inc. c/o Soul Singh Khalsa	6,000		6,000		0.1%	-0-	0.0%
Soul Singh & Meher Kaur Khalsa	5,000		5,000		0.0%	-0-	0.0%
Jonathan L. Smuda	500		500		0.0%	-0-	0.0%
Mark Snyder	1,000		1,000		0.0%	-0-	0.0%
Stacy Snyder	1,000		1,000		0.0%	-0-	0.0%
Timothy Snyder	1,000		1,000		0.0%	-0-	0.0%
Wendy L. Staar-Turley	500		500		0.0%	-0-	0.0%
Eugene Steinberg	5,000		5,000		0.0%	-0-	0.0%
Stephanie & Jose Alonso Garcia	1,000		1,000		0.0%	-0-	0.0%
David Summers	1,000		1,000		0.0%	-0-	0.0%
Gordon Surran	500		500		0.0%	-0-	0.0%
Tanque Verde Baptist Church c/o William Blaine	10,000		10,000		0.1%	-0-	0.0%
The Lebrecht Group, APLC	70,000	(2)	70,000	(2)	0.7%	-0-	0.0%
Autumn Thomas	1,000		1,000		0.0%	-0-	0.0%
Diane Thomas	1,000		1,000		0.0%	-0-	0.0%
Michael J. Thomas	300		300		0.0%	-0-	0.0%
Rachel Tippets	1,000		1,000		0.0%	-0-	0.0%

Selling stockholder	Shares for sale	Shares before offering	Percent before offering	Shares after offering	Percent after offering (1)

The Carmel Trust c/o Pamela Jo Thompson	10,000	10,000	0.1%	-0-	0.0%
Denise A. Villani	1,000	1,000	0.0%	-0-	0.0%
Katherine Wacker	2,000	2,000	0.0%	-0-	0.0%
Diane K. Wallace	150	150	0.0%	-0-	0.0%
John M. Wallace	150	150	0.0%	-0-	0.0%
Water of Life Metropolitan Community c/o Meredith Little	10,000	10,000	0.1%	-0-	0.0%
Benita A. Watford	6,000	6,000	0.1%	-0-	0.0%
Russell Maurice Watson	10,000	10,000	0.1%	-0-	0.0%
Edward H. Weaver	1,000	1,000	0.0%	-0-	0.0%
Beverly Weiss	5,000	5,000	0.0%	-0-	0.0%
Kirk Wines	5,000	5,000	0.0%	-0-	0.0%
Jennifer Jill Zavada	1,000	1,000	0.0%	-0-	0.0%
Tom Zdroik	1,000	1,000	0.0%	-0-	0.0%
Total	1,569,074	1,569,074	14.6%	-0-	0.0%

(1)	Based on 10,732,597 shares outstanding, which includes the 20,000 shares being registered for the $35,000 principal amount promissory note.
(2)
Includes the estimated 20,000 shares underlying the $35,000 principal amount promissory note being registered herein.  In computing the percentage ownership of The Lebrecht Group, APLC, the 20,000 shares have been included in the total outstanding shares.

PLAN OF DISTRIBUTION

Our common stock has been approved to trade on the over-the-counter bulletin board , but no trading has occurred.  Once trading begins, the selling stockholders will be able to sell their shares referenced under “Selling Security Holders” from time to time on the over-the-counter bulletin board in privately negotiated sales, or on other markets, at prevailing market rates.  If our common stock does not trade on the over-the-counter bulletin board, the selling stockholders may sell their shares in privately negotiated transactions.  Any securities sold in brokerage transactions will involve customary brokers’ commissions.

We will pay all expenses in connection with the registration and sale of the common stock by the selling security holders, who may be deemed to be underwriters in connection with their offering of shares.  The estimated expenses of issuance and distribution are set forth below:

Registration Fees	Approximately	$1,020.88
Transfer Agent Fees	Approximately	1,000
Costs of Printing and Engraving	Approximately	1,000
Legal Fees	Approximately	35,000
Accounting and Audit Fees	Approximately	24,000
Total		$62,020.88

Under the securities laws of certain states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers.  The selling stockholders are advised to ensure that any underwriters, brokers, dealers or agents effecting transactions on behalf of the selling stockholders are registered to sell securities in all fifty states.  In addition, in certain states the shares of common stock may not be sold unless the shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and we have complied with them.  The selling stockholders and any brokers, dealers or agents that participate in the distribution of common stock may be considered underwriters, and any profit on the sale of common stock by them and any discounts, concessions or commissions received by those underwriters, brokers, dealers or agents may be considered underwriting discounts and commissions under the Securities Act of 1933.

In accordance with Regulation M under the Securities Exchange Act of 1934, neither we nor the selling stockholders may bid for, purchase or attempt to induce any person to bid for or purchase, any of our common stock while we or they are selling stock in this offering.  Neither we nor any of the selling stockholders intends to engage in any passive market making or undertake any stabilizing activity for our common stock.  None of the selling stockholders will engage in any short selling of our securities.  We have been advised that under the rules and regulations of the NASD, any broker-dealer may not receive discounts, concessions, or commissions in excess of 8% in connection with the sale of any securities registered hereunder.

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.001.  We do not have any shares of preferred stock authorized.  As of August 31, 2009, there are 10,712,597 shares of our common stock issued and outstanding, held by approximately 183 shareholders of record.

Common Stock.  Each shareholder of our common stock is entitled to a pro rata share of cash distributions made to shareholders, including dividend payments.  The holders of our common stock are entitled to one vote for each share of record on all matters to be voted on by shareholders.  There is no cumulative voting with respect to the election of our directors or any other matter.  Therefore, the holders of more than 50% of the shares voted for the election of those directors can elect all of the directors.  The holders of our common stock are entitled to receive dividends when and if declared by our Board of Directors from funds legally available therefore.  Cash dividends are at the sole discretion of our Board of Directors.  In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of our liabilities and after provision has been made for each class of stock, if any, having any preference in relation to our common stock.  Holders of shares of our common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to our common stock.

Dividend Policy.  We have never issued any dividends and do not expect to pay any stock dividend or any cash dividends on our common stock in the foreseeable future.  We currently intend to retain our earnings, if any, for use in our business.  Any dividends declared on our common stock in the future will be at the discretion of our Board of Directors and subject to any restrictions that may be imposed by our lenders.

Preferred Stock.  We have no shares of preferred stock authorized.

Stock Option Plan.  We have not approved any stock option plans.

INTEREST OF NAMED EXPERTS AND COUNSEL

The Lebrecht Group, APLC serves as our legal counsel in connection with this offering.  The Lebrecht Group, and/or its employees, owns 89,000 shares of our common stock.  The Lebrecht Group, APLC also holds a $35,000 principal promissory note, which is convertible at the request of The Lebrecht Group, APLC, at 75% of the fair market value of our common stock at the time of conversion.

DESCRIPTION OF BUSINESS

The Mining Industry

Mining operations generally progress through four stages:  (1) prospecting, or the search for mineral deposits; (2) exploration, or the work involved in assessing the size, shape, location, and economic value of the deposit; (3) development, or the work of preparing access to the deposit so that the minerals can be extracted from it; and (4) exploitation, the work of extracting the minerals.

Companies in the mining industry are categorized based on the current activities taking place at the properties where they own rights.  An exploration stage company is one that is engaged in the search for minerals (reserves) which are not in either the development stage or production stage.  A development stage company is one that is engaged in the preparation of an established commercially mineable deposit (reserves) for its extraction which is not in the production stage.  A production stage company is one that is engaged in the exploitation of a mineral deposit (reserve).

The exploration stage of mining consists of numerous steps, including:  i) locate vein structures; ii) rock chip sample along the lengths of the vein; iii) rock chip sample the surrounding host rock; iv) send samples to assay labs for assay results; v) upon favorable results, perform a soil geochemical assay test along and around the vein structure to get a better detail of where the vein runs; vi) assay the soils that are collected; vii) using test results, map out a test drill pattern for the Diamond Core drilling; viii) drill the cores based on the drill map created; ix) sample the cores at various depths and send to assay; and x) either plot out a total drilling program or put together a pilot production plant for approximately the same cost as a full drill program (approximately $1.2 million).

A glossary of the mining and mineral resource terms used in this Registration Statement is attached as hereto Exhibit 99.3.

Company Overview

We were originally incorporated under the name Plae, Inc., in the State of Arizona on August 20, 1999.  At the time we operated under the name Plae, Inc., no business was conducted.  No books or records were maintained and no meetings were held.   In essence, nothing was done after incorporation until Glenn E. Martin took possession of Plae, Inc.  On February 18, 2005, the corporate name was changed to King Mines, Inc. and then subsequently changed to its current name, United Mines, Inc., on March 30, 2005.  No shares were issued until the company became United Mines, Inc.

We are an exploration stage mineral exploration company and have been in the mining industry since January 2005, when we began doing business in the mining industry.  An exploration stage company is one engaged in the search for mineral deposits or reserves which are not in either the development or production stage.  We currently own four groups of mining claims.  These groups include one primary silver exploration stage mining project, seven gold exploration stage mining projects, three copper exploration stage projects, and one placer gold exploration stage project, all in Arizona, USA.  To date we have no assurance that commercially viable mineral deposits exist on any of the properties we own or where we have mineral rights. Further exploration, at a significant cost to us, will be required before a final evaluation as to the economic and legal feasibility of the properties is determined.  If this evaluation determines that some of the properties do have mineral deposits we will have to spend substantial funds for their drilling and engineering studies before we will know if we have a commercially viable mineral deposit (a reserve).

In October, 2005, we contracted with Glynn A. Burkhardt and Glynn G. Burkhardt, our current Senior Vice President and our former Emeritus Chairman of the Board, respectively, to transfer the rights and interests they held in 23 mining claim to us, by quitclaim deed, in exchange for 3,600,000 shares of our common stock.  These rights and interests were actually transferred to us in June 2006 (See Exhibit 10.4 Quitclaim Deeds).

In March and April 2006, we obtained 3 state “exploration permits” from the state of Arizona, which are renewable on an annual basis for a maximum of 5 years.  The “exploration permits” are the precursor to obtaining a lease from the state, but leases cannot be obtained until we either conduct exploration for a year on the properties or show economic feasibility.

During 2006, we acquired 69 additional unpatented mining claims on BLM land, including the 9 claims that make up the Blue Copper mining property.

As a result of these acquisitions, we currently own four groups of mining claims.  As detailed below, these groups include one primary silver exploration stage mining project, seven gold exploration stage mining projects, three copper exploration stage projects, and one placer gold exploration stage project, all in Arizona, USA.

Our four groups of mining claims include 92 Unpatented Bureau of Land Management (BLM) mining claims in Southern Arizona, USA, totaling 1,840 acres.  These claims are renewable annually for $125 per claim and currently paid through August 31, 2009.  (See Exhibit 99.1 Mining Claim Ledger for both our 38 material mining claims and our 54 non-material mining claims).

In addition to the unpatented mining claims, we own three Arizona State Land Department (ASLD) Mineral Exploration Permits, Nos. 08-110135, 08-110136 and 08-110137, each of which are each good for 5 years, currently thru April 13, 2011.  This Arizona state land department position totals 1,920 acres of land.  These are renewable annually, at  $2.00 per acre for year one, no charge per acre for the second year, and $1.00 per acre for years 3-5, plus a $500 renew application fee.  This fee had been paid thru April 13, 2009. (Exhibit 99.2 ASLD Mineral Exploration Permits).

A brief description of the properties where we have mineral rights are discussed below.  For ease of reference we have split our claims and permitted land into “material” projects, those where we plan to begin our exploration activities, and “non-material” projects, those that we will begin any activity on until after we have begun initial exploration on our “material” projects.  For our material projects we have included various maps and information related to the project in our exhibits.  For our non-material projects we do not include as much in-depth information.

Our Current Material Projects

Primary Silver Mining Exploration Project (Group 1 Claims and State Exploration Permits)

Overview

Our primary silver exploration project is known as “The Cerro Colorado Silver Mining Project.”  This project contains the famous “Cerro Colorado” mine, also known as the Heintzelman Silver Mines.  The Cerro Colorado mines have produced silver in the past, but, to date, we have not extracted any silver from this mine, but we have conducted test sampling.

Size:  This project encompasses 24 unpatented lode claims totaling 480 acres and three state mineral exploration permits, encompassing 1,920 acres.   All land under this project falls within T.20S., R10E of the Salt River Base Meridian, Pima County, Arizona.

Lode claims C-1 through C-9 and LC 58 and 59 form a contiguous block in Section 25 and the north 1/2 of Section 36.   One additional 20 acre lode claim covers the Waterman Mine on the SW 1/4 of Section 22.   Claim corner posts and DM monuments were observed on the ground, and appear in accordance with federal staking regulations. (See our permits and the Project Area and Lode Claim/State Lease Maps for this project in Exhibit 99.4.).  These are the lode claims that were purchased from the Burkhardts.

Permitted heap leach facilities, under lead agency jurisdiction of the Arizona State Department of Environmental Quality, are located in central portions of lode claim 58 and 59 (LC58 and LC59).  The permitted twin plant facility is discussed in further detail under “Mill Sites” below.

The reclamation bonds are currently held by Glynn A. Burkhardt in the name of Glynn A. Burkhardt and Glynn G. Burkhardt, under contract to us.  A BLM required Reclamation Bond of $9,000 is in place.   In addition, a $5,000 ADEQ bond is in place for aquifer protection permit #P-101031.  Transfer of these bonds from the Burkhardts to UMI, is in process.

Bonding requirements for proposed exploration and mining activities on state land have been met.  Currently, we have $11,000 in mineral exploration reclamation bonds covering UMI’s 3 Arizona State Land Department Mineral Exploration Permits 08-110135, 08-110136 and 08-110137.

Cerro Colorado Exploration:   Several groups of mining claims on the Cerro Colorado properties are currently being evaluated for various phases of exploration activity.  Planned 2009 exploration includes underground and surface drilling on The South Clark properties in an effort to discover any possible mineralized materials.  (See Exhibit 99.4)

Cerro Colorado Strategy:   This is the location we plan on exploring first.  We hope to establish precious metals production from this location in order to produce cash flow which will sustain the company while exploration of further company owned sites is begun.  We will initiate bulk sample metallurgical testing of mineralized material from several of our silver mines at this location.

United Mines Assets at Cerro Colorado and Processing Facility:  Currently, we have mineralized materials in side cast mine dumps, ready to process.     However, this material is not listed on our financial statements as we will not consider these materials as assets until the mineralized materials  from the property is processed and extracted.  Bureau of Land Management Inspector William Auby visited our Twin Plant mineralized material processing facility on September 28, 2007 and gave permission to go ahead under the current Plan of Operations to start to processing mineralized material with our permitted 100-ton a day gravity float and to upgrade our heap leach system.   A modified Plan of Operations will be submitted for approval once we receive sufficient funding to cover our anticipated costs associated with these operations.  In November 2007, our Twin Plant mill site passed our ADEQ permitting processing.

Nicholas Barr, Geologist, was commissioned in 2000 by Glynn A. Burkhardt and Glynn G. Burkhardt, to do a pre-feasibility geological investigation on the Cerro Colorado Mining District.   Ongoing sampling and assays reported from 2001 through 2005 were incorporated into the Barr pre-feasibility report, complete thru 2006.

UMI Group 1 Claims:

The UMI Group 1 Claims comprising our Cerro Colorado silver properties consist of 6 sub-groups of claims and 3 AZ State Exploration Permits which, all total, contain 2,400 acres are as follows:

1.	Twin Plant Mineralized Material Processing Facility (claims LC58 and LC59)
T20S, R10E, Sec 25, G & SR Meridian 2 X 20 acre claims or 40 acres.

1.a.	Twin Plant contiguous Cerro Colorado mining claims (claims C1-9)
T20S, R10E, Sec 25, G & SR Meridian 9 X 20 acre claims or 180 acres.

2.	Silver Hill: T20S, R10E, Sec. 17, G&SR Meridian 2 X 20 acre claims or 40 acres

3.	Walapi Tiger: T20S, R10E, Sec. 22, G&SR Meridian 4 X 20 acre claims or 80 acres

4.	Walapi Tiger: T20S, R10E, Sec. 22, G&SR Meridian 2 X 20 acre claims or 40 acres

5.	Liberty: T20S, R10E, Sec. 16, G&SR Meridian 4 X 20 acre claims or 80 acres

6.	Waterman #1: T20S, R10E, Sec 22, G&SR Meridian 1 X 20 acre claim or 20 acres

7.	Mary G: T20S, R10E, Sec. 21, G&SR Meridian. State Lease 08-110136

8.	South Clark: T20S, R10E, Sec. 35 G&SR Meridian. State Lease 08-110135

9.	Central Clark; T20S, R10E, Sec. 26 G&SR Meridian. State Lease 08-110137

10.	North Clark: T20S, R10E, Sec. 26 G&SR Meridian. State Lease 08-110137

11.	State Mineral Exploration Permit No. 08-110135 T20S, R10E, Sec. 26, G & SR Meridian. 640 acres.

12.	State Mineral Exploration Permit No. 08-110136 T20S, R10E, Sec. 21, G & SR Meridian. 640 acres.

13.	State Mineral Exploration Permit No. 08-110137 T20S, R10E, Sec. 35, G & SR Meridian. 640 acres

Location and Access

The UMI Group 1 claims are located in Pima County, Arizona, about 40 miles southwest of Tucson, off exit 48 on Interstate 19 going to Nogales.  Take Amado/Arivaca Rd west 15 miles to properties.  Various gravel/dirt roads go north into the claim group area.

Geology of Group One Claims Area

Mineralization is hosted by a low relief sequence of Tertiary or Cretaceous-age andesite porphyry, quartz latite porphyry, rhyodacite and flow breccia.  Extensive faulting, including numerous broad hematitic fracture zones is thought related to multiple episodes of uplift and fracturing generated by Laramide intrusive activity allowed by Tertiary caldera formation and basin and range extension.  A long duration of tectonic activity has allowed for deep penetration of descending solutions and development of secondary mineralization to depths of 300 feet or greater.

 Mill Site Buildings

We own a twin plant facility which includes a heap leach mill with a 100-ton a day gravitational float mill.  In November 2007, we received our current Arizona Department of Environmental Quality (ADEQ) permit, approving this mill for general use.  We must still obtain operating permits when we actually begin processing minerals through the mill, but the ADEQ permit is the primary permit approving the mill for operations.  Within one year we plan on having limited production on our side cast mine dumps at the Cerro Colorado mine site, and gradually increase production thereafter.

Existing buildings include the precipitation house, spare parts and hardware storage building and a laboratory.  There are four small mobile homes used for on-site housing.   During the expansion of mining activities, the heap leach pad and ponds will be reconstructed, as will a shower/locker room/restroom building and a 120' by 40' maintenance and storage building.   The precipitation house will eventually be upgraded with higher capacity processing equipment.

We will operate strictly in accordance with Mine Safety and Health Administration (MSHA), Occupational Safety and Health Administration (OSHA), Arizona State Mine Inspector and ADEQ regulations.  We will install heavier gauge geomembranes in the heap leach pad and ponds than required by ADEQ together with a compacted clay liner underneath the geomembranes in order to further decrease the potential for cyanide solution leakage into the ground.

Chain link fence topped with barbed wire will be erected to surround the heap leach pad, the pregnant solution pond and the overflow pond.  Each of these fences will be lined at the bottom with 2 inch mesh chicken wire from ground level to two feet high to keep out small animals and snakes.  To avoid birds landing in the two ponds, the ponds will be protected by one inch netting that is stretched from the top of the fences and supported by cables.

All employees will be required to take mine safety training and cyanide safe handling training. Employees will be equipped with safety equipment including hard hats, gloves, ear plugs, respirators and protective clothing suitable for their particular jobs.  Emergency showers and emergency eye washes will be provided.

The heap leach pad and ponds, and all the buildings, will be lighted with bright lights on 25 foot poles for safety and security.  We will provide several gasoline and diesel engine generators to keep the processing going 24 hours a day in case of power failure.

Heap Leach Pad and Ponds

The heap leach facility is a hydrometallurgical silver leaching operation that will process mineralized material from active and inactive mines throughout the Cerro Colorado Mining District as well as open pit mined mineralized material.  The heap leach facility will consist of a lined heap leach pad (initially one acre in size); a double-lined, pregnant (metal-bearing) solution pond (25 feet by 25 feet); a non-storm water, single-lined overflow pond (60 feet by 145 feet); process pipelines, pumps and holding tanks; and storm water berms and diversion trenches.

Mineralized Material Crushing, Screening and Agglomeration

Mineralized material will be deposited on the lined heap leach pad.  The pad has been designed to accommodate 55,000 tons of mineralized material for processing.  Mineralized material bearing rock will be crushed and conveyed to a vibrator screen. Mineralized material that is +1/2" to 3/4" will be transferred directly to the mineralized material heap via conveyor belt.  Mineralized material  that is less than 1/2" will move to a cement agglomeration unit and, after agglomeration, be transported via conveyor belt to the mineralized material heap.  The mineralized material will be stacked on the leach pad in 5 foot lifts to a height of 55 feet.

The maximum height of the mineralized material heap will be 55 feet; however, after it is at that height, tests will be conducted, and an engineering opinion obtained, in the interest of adding another 10,000 to 20,000 tons to the original pad.  If compression test and slope stability check out, the angle of repose may be amended to accommodate the additional mineralized material.  This is a cost saving measure and offers the added benefit of leaching small amounts of gold and silver that will result from the additional leaching time for the earlier lifts.  Each 5,000 ton lift is projected to yield 10 oz Ag per ton and 0.03 oz Au per ton based on a 75% recovery rate.  Pilot testing without fine crushing has yielded 72-77% recovery.  With agglomeration, the actual recovery rate should be in the 77%-82% range.

While the one acre heap leach pad is being constructed, UMI will begin preparing an application for the ADEQ to permit expansion of the pad to 4.9 acres.  When the additional 3.9 acre pad is available, it will be loaded and heap leached as two sections.  Each section will take one month to load and will be leached for two months.  Lifts for each section will be 10 feet high and cover nearly twice the area of the one acre pad resulting in approximately 3.75 times as much production as the original one acre pad.  The larger pad will permit the height to be increased to at least 100 feet, perhaps as high as 150 feet depending on test results.

Heap Leach Process

Each lift of mineralized material on the one acre pad will be leached for approximately 21 days with a dilute solution of sodium cyanide.  The solution will be dripped onto the mineralized material from a grid of PVC pipes.  The resulting pregnant solution will be collected by another grid of perforated piping which overlays the geomembrane pad liner.  The piping network will transport the pregnant solution from the leach pad to the pregnant solution pond.

Extraction Process and Cyanide Recirculation

The pregnant solution from the pond is pumped to the precipitation house where a Merrill-Crowe zinc extraction plant will be used to extract the silver.  Barren solution from the extraction plant will flow by gravity to a 500 gallon tank where it is pumped to a 1,000 gallon makeup tank for the addition of cyanide.  The solution is then re-circulated to the heap leach pad.

Primary Copper Exploration Project (Group 2)

Overview

Our primary copper exploration project is called the Blue Copper/Green Copper/Red Beds mining exploration project.

Size:  This project consists of 14 material BLM mining claims and 4 non-material BLM mining claims totaling 20 acres each.

UMI Group 2 Claims

The UMI Group 2 Claims consist of 3 sub-groups of claims as follows:

1.	BLUE COPPER; T8S, R12E, Sec 18 and 19, G and SR Meridian.

13 X 20 acre claims or 260 acres.  This includes 9 material claims and 4 non-material claims (See our Project Area and Lode Claim Maps for the 9 material claims in this project in Exhibit 99.5).  (See Exhibit 99.1 for the ledger of the non-material claims, AMC #s 161026, 161027, 161041, 161043).

2.	GREEN COPPER; T9S, R12E, Sec 15, G and SR Meridian.
1 x 20 acre claims or 20 acres. (See our Project Area and Lode Claim Maps for this project in Exhibit 99.5).

3.	RED BEDS; T8S, R12E, Sec 33 and 34. 4 x 20 acre claims or 80 acres. (See our Project Area and Lode Claim Maps for this project in Exhibit 99.5).

The above Group 2 Claims contain a total of  360 acres.

To date we have not performed any work on these Group 2 UMI 100% owned properties.   We are presently in the exploration stage and there is no assurance that commercially viable mineralized material, or a reserve, exists on this property.   We will not be able to make such a determination until exploration and drilling programs are completed and a comprehensive evaluation concludes economic and legal feasibility.

Blue Copper Project 2009/2010 Exploration:  We plan on road repair, surface mapping/ sampling, possible geo-physical and drilling, and then initiate surface and underground mapping/ sampling, exploration, bulk sample metallurgical testing, drilling, step out and possible in-fill reverse circulation and core drilling of high grade areas, at some point in the future.  However, we will not begin any of these activities until we submit a proposed Plan of Operations.  We do not plan on submitting a proposed Plan of Operations for this property until we receive sufficient funding to move forward with activities at this location.

Location and Access

Our Group 2 Claims are located 25 miles northwest of Oracle AZ, in Pinal County, Arizona along state highway 77.  Turn at mile post 106, 5 miles west to Red Beds property, turn at mile post 108, turn west on dirt road ½ mile to Blue Copper, and Green Copper properties.  Electrical access is 1/2 mile away on highway 77 and there are no current water facilities at these claims.

Physiography

The Durham Hills are located approximately 30 mi NW of Tucson, Pinal County, Arizona off State highway 77 at between Mile Posts 104 and 108.  Two main Cr0x deposits are hosted in two structural blocks, a west block and an east block, separated by a NW-trending high-angle normal fault.  There are two deposits known as the Cross Triangle Ranch deposit, located in the western block and the Magna Well deposit, located in the eastern.  The Magma Well deposit has also been referred to as the Edwards Mine, the Owen Mine and more regularly as the Blue Copper Mine.  In this report, the name Blue Copper will be used.

The Cross Triangle ranch deposit is located in a series of NW to NS trending, low-lying hills, informally referred to by the owners as, from north to south, Rattlesnake Hill, Green Hill, and Blue Hill.  The Cross Triangle has been heavily prospected by trenches and pits, and minor amounts of Cu0x-strained building stone have been shipped.  The Blue Copper mine is located approximately ¾ of a mile NE of the Cross Triangle and consists of a heavily prospected, low-lying hill adjacent to a cattle tank with several surrounding small prospect pits.  Building stone has also reportedly been shipped from this deposit.

Structural Geology

Folation and lineation in the quartz monzonite and mylonitic schist is highly suggestive of detachment fault processes.  The overall strike and dip of the foliation and lineation would seem to suggest a top to the NE extension.  However, preliminary analysis of possible shear indicators in the mylonite (stretched and rotated quartz grains) suggests top to the SW extension, which is consistent with the regional sense of shear in the Catalina-Tortolita metamorphic core complex.  This geometry indicates that the rocks in the Durham Hills have been rotated and back-tilted along high-angle, listric normal faults.

Our Current Non-Material Projects (Group 3 and 4 Claims)

Description of Properties

To complement the primary silver and copper projects under exclusive control and operation of United Mines, Inc., we also own 100% of the following unpatented non-material mining properties under jurisdiction of the Bureau of Land Management, Department of Interior.

Primary Gold Mining Exploration Projects

Overview

Our primary gold exploration consists of three projects: The Big Three/Ostrich, Tres Amigos and Sorrel Top.

Size:  The Ostrich/Big Three gold exploration project consists of 17 BLM mining claims (20 acres each) and the Tres Amigos/Sorrel Top gold exploration project consists of 18 BLM mining claims (20 acres each).

The Ostrich/Big Three 2009/2010 Explorations:  We will handle road repair, surface mapping and/or sampling and possible geo-physical & drilling.  Cleanup of the mine portals as well as collar repair and/or replacement will be accomplished as required.  In the future we also hope to proceed with road repair, surface and underground mapping and/sampling, underground clean out, repair and exploration, bulk sample metallurgical testing, surface and possible underground drilling.  We will not begin any of these activities until we submit a proposed Plan of Operations.  The Plan of Operations will not be submitted to BLM until we receive sufficient funding to conduct operations at this property.

Tres Amigos & Sorrel Top 2009/2010 Exploration:  Several portions of mining claims on the Tres Amigos and Sorrel Top properties are currently being evaluated for after we receive sufficient funding to conduct operations at this property.  Exploration activities will include underground and surface drilling on the Tres Amigos and Sorrel Top properties.  Surface and underground mapping & sampling, geo-chem, and possible geo-physical exploration is also planned for this site once we receive sufficient funding to conduct operations at this property.

Ostrich/Big Three/Tres Amigos & Sorrel Top Strategy:  Once we receive sufficient funding, we plan to establish precious metals exploration which, in the future, we believe will produce cash flow to sustain us and allow the opportunity to then initiate core drilling & bulk sample metallurgical testing of mineralized materials from our gold mining claims.

UMI Group 3 Non-Material Claims:

The UMI Group 3 claims consist of 4 sub-groups of claims as follows:

1.	Ostrich; T22S, R10E, Sec. 22; G & SR Meridian.
7 X 20 acre claims or 140 acres.

2.	Big Three; T22S, R10E, sec. 27; G & SR Meridian.
10 X 20 acre   claims or 200 acres.

3.	Tres Amigos; T23S, R11E Sec. 19; G & SR Meridian.
17 X 20 acre claims or 340 acres.

4.	Sorrel Top; T23S, R11E, Sec. 18 & 19, G & SR Meridian.
1 X 20 acre claim or 20 acres

The above UMI Group 3 claims contain a total of 700 acres.  (See Mining Claim Ledger, Exhibit 99.1).

To date we have not performed any work on these four properties.  We are presently in the exploration stage and there is no assurance that commercially viable mineralized material, or a reserve, exists on this property.  We will not be able to make such a determination until exploration and drilling programs are completed and a comprehensive evaluation concludes economic and legal feasibility.

Location and Access

The UMI Group 3 claims are located in Santa Cruz County, Arizona, about 62 miles southwest of Tucson off exit 48 on Interstate 19 going to Nogales.

Ostrich/Big Three mining claims:   Take Amado/Arivaca Rd west 24 miles to Town of Arivaca; then south on Ruby road (paved) 3.5 miles to Yellow Jacket Road (dirt), follow 5 miles to Ostrich/Big Three Gold mining properties.

Tres Amigos/Sorrel Top mining claims:   Take Amado/Arivaca Rd west 24 miles to Town of Arivaca, then south on Ruby road (paved) 12 miles east to various gravel/dirt roads going south & east on to the claim group area.

Geology of Group 3 Claim Area

Physical Geology

Topography of the project area is moderately steep with elevations ranging from about 4,200 to 4,700 feet.  NW-SE trending Cobre Ridge, characterized by mostly bluffy outcrops, flanks the project area.  Fraguita Peak (elev. 5,374), is a prominent landmark about 1 mile to the northwest.

Regional Geology and Mineralization

The Oro Blanco Mining District, extending from Arivaca south to the international boundary, encompasses roughly 40 square miles and lies within the southern part of the Basin and Range Province of Arizona.   Jurassic-age welded and non-welded quartz latite tuff and rhyolite tuff, underlying Cobre Ridge and central portions of the district are the oldest rocks.  Outcrops of conglomerate and sandstone of the Cretaceous Oro Blanco Formation are common east of Cobre Ridge and across southern sections of the District. Mostly flat lying and bluff forming   Tertiary-age dacite and andesite flows, tuffs and pryoclastics mark the south and east edge of the area.  Plutonic rocks, consisting of Jurassic quartz monzonite and Cretaceous diorite and andesite are widely scattered as irregular masses up to 0.5 to 1 mile in aerial extent.  Aligned closely with the northwest tectonic fabric of the region are conspicuous dikes, dike swarms and elongate plugs of Tertiary-age quartz monzonite and lesser andesite and porphyritic rhyolite.

UMI Group 4 Non-Material Claims

The UMI Group 4 Claims consist of 3 sub-groups of claims as follows:

1.	EDWARDS GOLD MINE; T22S, R10E, Sec 8, G and SR Meridian.
6 X 20 acre claims or 120 acres.

2.	AJAX GOLD MINE; T22S, R10E, Sec 5, G and SR Meridian.
7 X 20 acre claims or 140 acres

3.	Placer gold claims; T22S, R10E, Sec. 22 and 27, G and SR Meridian
2 X 20 acre claims or 40 acres

The above Group 4 Claims contain a total of 300 acres.

To date we have not performed any work on these 3 UMI 100% owned properties.   We are presently in the exploration stage and there is no assurance that commercially viable mineralized material, or a reserve, exists on this property.   We will not be able to make such a determination until exploration and drilling programs are completed and a comprehensive evaluation concludes economic and legal feasibility.

Location and Access

Take Interstate 19 south to exit 48 at Amado.  Then take Amado/Arivaca Rd west 24 miles to Town of Arivaca; then south on Ruby road (paved) 3.5 miles to Yellow Jacket Road (dirt), follow 6 miles on  Yellow Jacket Road past Ajax/Edwards mines  to placer gold mining properties.

UMI Placer Gold Claims

The placer gold claims (GPA-1 and 2) are primarily a recreational gold panning area and do not anticipate active exploration on commercial level until future circumstances warrant.

Overview

Due to our fairly recent formation and acquisition of the mineral rights associated with the above properties, we are still early in the process of mapping and sampling these properties for potential mineral deposits.  Therefore, despite our ownership of the mineral rights described above and the fact we have begun plotting, mapping, and sampling from some of the properties, as of the date of this Registration Statement we have not extracted any minerals from these properties, other than samples, and have not received any revenue from these exploration activities.  We do not know when, or if, we will begin to receive revenue from these activities.

As noted above, our current and immediate plans for exploration are only at the Cerro Colorado Silver Mining Project.  Though we have had a geologist out to the other properties, we do not intend to move ahead with any exploration activities at the other properties, until we receive sufficient money to fund operations at the properties.

At our properties we have controls in place to ensure that no unauthorized individuals tamper with any mineralized material.  To that effect we have hired Burkhardt Mining to gather samples being used for assay.  The samples are sent to, or dropped off at, a certified assay lab by the person that removed the sample from the property.  The assays are prepared and the data is sent via email with a hard copy follow-up (in most cases) to the independent geologist and/or mining engineer with copies to us.  At no time does the sample leave the professional handling the sampling of the mineralized material.  When we are ready to proceed with assay work we plan on utilizing the services of Jacobs Assay Office in Tucson, Arizona, BSI Spectorate, and IPL Laboratories, to conduct our assay work.  The assay work is what determines what minerals, if any, are contained in the rock samples.

Our Growth Strategy

Our objective is to successfully locate properties with mineral deposits, acquire the necessary rights to explore those properties, and then sell those minerals on the open market.

We intend to grow in two ways.  First, we intend to continue exploring the existing properties where we have mineral rights to hopefully locate mineral reserves that we can excavate and sell on the open market.  Second, we intend to be active in locating and acquiring mineral rights at properties that we explore and that we believe will have a high probability of having mineral reserves.  As noted above, we are currently in the various stages of exploring the locations where we have mineral rights.  Currently, in addition to our existing properties, we are targeting the Southwestern United States in our search for additional mineral rights that we may be interested in purchasing.

New Product Development

As a company in the mining industry we are not involved in any new product development.

Competition

We are a mineral resource exploration company.  We compete with other mineral resource exploration companies for financing and for the acquisition of new mineral properties. Many of the mineral resource exploration companies with whom we compete have greater financial and technical resources than those available to us.  Accordingly, these competitors may be able to spend greater amounts on acquisitions of mineral properties of merit, on exploration of their mineral properties and on development of their mineral properties.  In addition, they may be able to afford more geological expertise in the targeting and exploration of mineral properties. This competition could result in competitors having mineral properties of greater quality and interest to prospective investors who may finance additional exploration. This competition could adversely impact our ability to finance further exploration and to achieve the financing necessary for us to explore our mineral properties.

Sources and Availability of Raw Materials

As a company in the mining industry we do not utilize raw materials in our business.

Dependence on Major Customers

We have not mined any minerals from our properties and, therefore, do not depend on any major customers.

Patents, Trademarks and Licenses

We do not have any trademarks, patents, or other intellectual property.

Need for Government Approval

As an exploration stage company in the mining industry, we must obtain government approval for the following.  We are granted right to mine by the Mining Act of 1872, which allow us to go on land and explore, develop and extract minerals from the land.  This is done through a permitting process.  On federal land, we have permits from the Department of the Interior, Bureau of Land Management.  We will have to obtain additional permits to drill and extract any minerals from the land.  On the state side we are governed by the Arizona State Mining Department, which also a permitting process for state-owned land.  The permitting processes at both the federal and state level can take years to complete.

Having a currently permitted mill site, we are approved to extract any mineralized material from the Cerro Colorado properties.  Before doing this we must obtain a Notice of Intent (NOI) to extract these mineralized materials.

In addition we need to complete environment and archeological studies on all properties where we disturb the surface of the land.  We must also meet all ADEQ laws and regulations.

Normally, mining companies must obtain government-approved water well in order to begin any mining operations.  However, our water well is “grandfathered” in, which will allow us to begin operating our mill site.  Electrical supply is currently active at the mill site.  We plan on upgrading the electrical supply as needed once adequate funding is secured.

Effect of Government Regulation on Business

As a company in the mining industry government regulations, primarily environmental regulations, affect our business and the processes and methodologies we utilize in all facets of our business, beginning with government permitting prior to any activities taking place at the mines, all they way through extraction of any minerals found at the mines.

As such,, we will operate strictly in accordance with Mine Safety and Health Administration (MSHA), Occupational Safety and Health Administration (OSHA), Arizona State Mine Inspector and Arizona Department of Environmental Quality (ADEQ) regulations.   Compliance with these government regulations is expected to cost us approximately $75,000 per year.  Once we are in the test productions phase, we anticipate our bonds will increase to over $250,000 to $300,000 per year.  Currently, we are undertaking the following to help keep us in compliance with various government regulations.

We will install heavier gauge geomembranes in the heap leach pad and ponds than required by ADEQ together with a compacted clay liner underneath the geomembranes in order to further decrease the potential for cyanide solution leakage into the ground.

We will erect chain link fence topped with barbed wire to surround the heap leach pad, the pregnant solution pond and the overflow pond.  Each of these fences will be lined at the bottom with 2 inch mesh chicken wire from ground level to two feet high to keep out small animals and snakes.  To avoid birds landing in the two ponds, the ponds will be protected by one inch netting that is stretched from the top of the fences and supported by cables.

All employees will be required to take mine safety training and cyanide safe handling training.  Employees will be equipped with safety equipment including hard hats, gloves, ear plugs, respirators and protective clothing suitable for their particular jobs.  Emergency showers and emergency eye washes will be provided.

The heap leach pad and ponds, and all the buildings, will be lighted with bright lights on 25 foot poles for safety and security.  We will provide several gasoline and diesel engine generators to keep the processing going 24 hours a day in case of power failure.

Mill Site Buildings

Existing buildings include the precipitation house, spare parts and hardware storage building and a laboratory.  There are four small mobile homes used for on-site housing.  During the expansion of mining activities, the heap leach pad and ponds will be constructed, as will a shower/locker room/restroom building and a 120' by 40' maintenance and storage building.  The precipitation house will be upgraded with higher capacity processing equipment.

Heap Leach Pad and Ponds

The heap leach facility is a hydrometallurgical silver leaching operation that will process mineralized material from active and inactive mines throughout the Cerro Colorado Mining District as well as open pit mined mineralized material.  The heap leach facility will consist of a lined heap leach pad (initially one acre in size); a double-lined, pregnant (metal-bearing) solution pond (25 feet by 25 feet); a non-storm water, single-lined overflow pond (60 feet by 145 feet); process pipelines, pumps and holding tanks; and storm water berms and diversion trenches.

Mineralized Material Crushing, Screening and Agglomeration

Mineralized material will be deposited on the lined heap leach pad.  The pad has been designed to accommodate 55,000 tons of mineralized material for processing.  Mineralized material will be crushed and conveyed to a vibrator screen.  Mineralized material that is +1/2" to 3/4" will be transferred directly to the mineralized material heap via conveyor belt.  Mineralized material that is less than 1/2" will move to a cement agglomeration unit and, after agglomeration, be transported via conveyor belt to the mineralized material heap.  The mineralized material will be stacked on the leach pad in 5 foot lifts to a height of 55 feet.

The maximum height of the mineralized material  heap will be 55 feet; however, after it is at that height, tests will be conducted, and an engineering opinion obtained, in the interest of adding another 10,000 to 20,000 tons to the original pad.  If compression test and slope stability check out, the angle of repose may be amended to accommodate the additional mineralized material.  This is a cost saving measure and offers the added benefit of leaching small amounts of gold and silver that will result from the additional leaching time for the earlier lifts.

While the one acre heap leach pad is being constructed, we will begin preparing an application for the ADEQ to permit expansion of the pad to 4.9 acres.  When the additional 3.9 acre pad is available, it will be loaded and heap leached as two sections.  Each section will take one month to load and will be leached for two months.  Lifts for each section will be 10 feet high and cover nearly twice the area of the one acre pad resulting in approximately 3.75 times as much production as the original one acre pad.   The larger pad will permit the height to be increased to at least 100 feet, perhaps as high as 150 feet depending on test results.

Heap Leach Process

Each lift of mineralized material on the one acre pad will be leached for approximately 21 days with a dilute solution of sodium cyanide.  The solution will be dripped onto the mineralized material from a grid of PVC pipes.  The resulting pregnant solution will be collected by another grid of perforated piping which overlies the geomembrane pad liner.  The piping network will transport the pregnant solution from the leach pad to the pregnant solution pond.

Extraction Process and Cyanide Recirculation

The pregnant solution from the pond is pumped to the precipitation house where a Merrill-Crowe zinc extraction plant will be used to extract the silver.  Barren solution from the extraction plant will flow by gravity to a 500 gallon tank where it is pumped to a 1,000 gallon makeup tank for the addition of cyanide.  The solution is then re-circulated to the heap leach pad.  The solution will be continuously monitored and concentration and pH carefully adjusted for maximum leaching action.

Research and Development

As an exploration stage company in the mining industry we are not involved in any research and development.

Effects of Compliance with Environmental Laws

As a company in the mining industry we are subject to numerous environmental laws and regulations.  We strive to comply with all applicable environmental, health and safety laws and regulations are currently taking the steps indicated above.  We believe that our operations are in compliance with all applicable laws and regulations on environmental matters.  These laws and regulations, on federal, state and local levels, are evolving and frequently modified and we cannot predict accurately the effect, if any, they will have on its business in the future.  In many instances, the regulations have not been finalized, or are frequently being modified. Even where regulations have been adopted, they are subject to varying and contradicting interpretations and implementation. In some cases, compliance can only be achieved by capital expenditure and we cannot accurately predict what capital expenditures, if any, may be required.

Environmental laws could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with any violations. As a handler and generator of hazardous materials, we are subject to financial exposure with regard to intentional or unintentional violations.  Any present or future noncompliance with environmental laws or future discovery of contamination could have a material adverse effect on our results of operations or financial condition.

Employees

As of August 31, 2009, we, with our subsidiaries, employ a total of 4 full-time employees, all at the executive level.

We are not aware of any problems in our relationships with our employees and pride ourselves that a majority of our employees have worked with us (including our subsidiaries) for several years.  Our employees are not represented by a collective bargaining organization and we have never experienced any work stoppage.

ORGANIZATION WITHIN LAST FIVE YEARS

We were originally incorporated under the name Plae, Inc., in the State of Arizona on August 20, 1999.  At the time we operated under the name Plae, Inc., no business was conducted.   No books or records were maintained and no meetings were held.   In essence, nothing was done after incorporation until Glenn E. Martin took possession of Plae, Inc.  On February 18, 2005, the corporate name was changed to King Mines, Inc. and then subsequently changed to its current name, United Mines, Inc., on March 30, 2005.   No shares were issued until the company became United Mines, Inc.

DESCRIPTION OF PROPERTY

Our executive offices are located in Tucson, Arizona, at 11924 N. Centaurus Place, Oro Valley, AZ  85737, Tel: 520-742-3111.  We rent our executive offices from GEM Management Group, LLC, an entity controlled by Nicole M. Breen, our Secretary and Treasurer and one of our directors.  Our offices are approximately 1,000 square feet.  We are in the middle of a three year lease, which expires in May 2009 and our rent is $1,500 per month, which includes all utilities.

As noted above, we own mineral rights on various mining properties, the size and locations of which are listed in detail above.

LEGAL PROCEEDINGS

We are not a party to or otherwise involved in any legal proceedings.

In the ordinary course of business, we are from time to time involved in various pending or threatened legal actions.  The litigation process is inherently uncertain and it is possible that the resolution of such matters might have a material adverse effect upon our financial condition and/or results of operations.  However, in the opinion of our management, other than as set forth herein, matters currently pending or threatened against us are not expected to have a material adverse effect on our financial position or results of operations.

FINANCIAL STATEMENTS

Index to Financial Statements

Independent Auditors’ Report	F-1
Balance Sheet of United Mines, Inc. as of December 31, 2008 and 2007	F-2
Statements of Operations of United Mines, Inc., for the Years Ended December 31, 2008 and 2007, and for the period from August 20, 1999 (inception) through December 31, 2008	F-3
Statements of Changes in Stockholders’ Equity (Deficit) of United Mines, Inc., for the Years Ended December 31, 2008 and 2007, and for the period from August 20, 1999 (inception) through December 31, 2008
F-4
Statements of Cash Flows of United Mines, Inc., for the Years Ended December 31, 2008 and 2007, and for the period from August 20, 1999 (inception) through December 31, 2008	F-5
Notes to Financial Statements	F-6

Balance Sheet of United Mines, Inc. as of June 30, 2009 (Unaudited)	F-8
Statement of Operations of United Mines, Inc. for the Six Months Ended June 30, 2009 and 2008 (Unaudited)	F-9
Statements of Cash Flows of United Mines, Inc. for the Six Months Ended June 30, 2009 and 2008 (Unaudited)	F-11
Notes to Financial Statements	F-12

SELECTED FINANCIAL DATA

United Mines, Inc.	For the Years Ended December 31,		For the period from August 20, 1999 (inception) through December 31, 2008

	2008	2007

Statement of Operations Data:

Total revenues	$-	-	-

Net income (loss)	(419,065)	(667,694)	(3,747,735)

Balance Sheet Data:

Current assets	$46,977	87,639
Total assets	160,968	202,983

Current liabilities	94,033	42,021
Total liabilities	94,033	42,021
Total stockholders’ equity (deficit)	66,935	160,962

Total dividends per common share	-0-	-0-

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Disclaimer Regarding Forward Looking Statements

You should read the following discussion in conjunction with our financial statements and the related notes and other financial information included in this Form S-1. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Form S-1, particularly in the Section titled Risk Factors.

Although the forward-looking statements in this Registration Statement reflect the good faith judgment of our management, such statements can only be based on facts and factors currently known by them.  Consequently, and because forward-looking statements are inherently subject to risks and uncertainties, the actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements.  You are urged to carefully review and consider the various disclosures made by us in this report and in our other reports as we attempt to advise interested parties of the risks and factors that may affect our business, financial condition, and results of operations and prospects.

Summary Overview

We are a company involved in the exploration of natural minerals at several locations, which we own some or all of the minerals rights to explore.  As discussed above, we own two material and two non-material properties.  To date, we have conducted exploratory activities at several of these locations but have not located or excavated any minerals from the properties, other than samples, and have not derived any revenues from our current business operations and have never had any revenues.

Plan of Operation

As of the date of this Registration Statement, we have serious concerns as to whether we have, and will have, sufficient cash flow to continue to operate for the next twelve months if we are not successful in obtaining financing.  We will apply any proceeds from gold or other mineral sales generated from our activities at the properties to help cover our exploration expenditures, but we anticipate that our projected expenditures will far exceed any proceeds from those sales over the next twelve months, which will require that we obtain substantial financing in order for us to pursue our current plan of operations.  We are looking for both public and private sources of financing.  There can be no assurance, however, that we can obtain sufficient capital on acceptable terms, if at all.  If we do not achieve the necessary financing, then we will not be able to proceed with our planned exploration activities, which would materially adversely effect our financial condition, business prospects and results of operations.

For our exploration activities at the properties, we will evaluate the results from future drilling programs and the current surface sampling at the properties.  We are determining the optimal method for determining if mineral reserves exist at the locations.  At the same time, we are evaluating other minerals opportunities with a view to diversifying our activities through the acquisition of additional mineral rights and entering into other business ventures our Management believes will provide value to our shareholders.  We are not currently in active negotiations with any third parties regarding additional mineral rights opportunities or expanding into other business ventures.

Change in Employees

We do not have any plans to change our number of employees in the foreseeable future.  We plan to continue to utilize independent contractors for the exploration activities, located possible new mineral rights opportunities, and for some of our general business affairs.

Explanatory Paragraph in Our Independent Registered Public Accounting Firm Report

Our independent accountants have included an explanatory paragraph in their most recent report, stating that our audited financial statements for the years ending December 31, 2008 and 2007, were prepared assuming that we will continue as a going concern.  They note that we have not yet generated significant revenues, that we have an accumulated working capital deficit, and that there are no assurances that we will be able to meet our financial obligations in the future.

Background

We were originally incorporated under the name Plae, Inc., in the State of Arizona on August 20, 1999.  At the time we operated under the name Plae, Inc., no business was conducted.   No books or records were maintained and no meetings were held.   In essence, nothing was done after incorporation until Glenn E. Martin took possession of Plae, Inc.  On February 18, 2005, the corporate name was changed to King Mines, Inc. and then subsequently changed to its current name, United Mines, Inc., on March 30, 2005.   No shares were issued until the company became United Mines, Inc.

We are an exploration stage mineral exploration company and have been in the mining industry since January 2005, when we began doing business in the mining industry.  An exploration stage company is one engaged in the search for mineral deposits or reserves which are not in either the development or production stage.  We currently own four groups of mining claims.  These groups include one primary silver exploration stage mining project, seven gold exploration stage mining projects, three copper exploration stage projects, and one placer gold exploration stage project, all in Arizona, USA.  To date we have no assurance that commercially viable mineral deposits exist on any of the properties we own or where we have mineral rights. Further exploration, at a significant cost to us, will be required before a final evaluation as to the economic and legal feasibility of the properties is determined.  If this evaluation determines that some of the properties do have mineral deposits we will have to spend substantial funds for their drilling and engineering studies before we will know if we have a commercially viable mineral deposit (a reserve).

Year ended December 31, 2008 compared to year ended December 31, 2007

Introduction

Our business operations for the year ended 2008 versus 2007 are very similar, reflecting our status as a company that owns several mining properties, but is only in the exploration stage engaged in the search for mineral deposits or reserves, and we are not in either the development or production stage.  While we had no revenues for the years ended December 31, 2008, and 2007, we incurred significant operating costs due to our acquisition of certain mining rights and therefore we continue to operate at a substantial loss.

Revenues, Expenses and Loss from Operations

We had no revenue for the years ended December 31, 2008 or December 31, 2007.  Our general and administrative expenses, other expenses, and net loss for the years ended December 31, 2008 and 2007, and the period since our inception (August 20, 1999) through December 31, 2008, respectively, are as follows:

	December 31, 2008	December 31, 2007	Period from August 20, 1999 (inception) through December 31, 2008

Revenue	$-	$-	-
General and Administrative Expenses	399,209	642,395	3,696,244
Sales and Marketing Expenses	7,988	24,072	48,700
Depreciation and Amortization	1,352	1,227	2,791
Net Loss	$(419,065)	(667,694)	(3,758,251)

As noted above, we did not have any revenues for the years ended December 31, 2008, 2007, or since our inception on August 20, 1999.

Our operating expenses for the year ended December 31, 2008, consisted of general and administrative expenses of $399,209, sales and marketing expenses of $7,988, and depreciation and amortization of $1,352.  Our general and administrative expenses consisted of mine claim maintenance, postage and delivery, telephone, auto and office support staff.  Our operating expenses for the year ended December 31, 2007 consisted of general and administrative expenses of $642,395, sales and marketing expenses of $24,072, and depreciation and amortization of $1,277.  Our general and administrative expenses for the year ended December 31, 2007 consisted of mine claim maintenance, postage and delivery, telephone, auto and office support staff.  The overall reduction in our operating expenses for the year ended December 31, 2008, compared to December 31, 2007, was primarily the result of lower consulting costs and executive salaries.

Our net loss for the years ended December 31, 2008 and 2007 was ($419,065) and ($667,694), respectively.  For the year ended December 31, 2008, our net loss was the result of our operating expenses plus $10,517 in interest expense.  For the year ended December 31, 2007 our net loss consisted entirely of our operating expenses.

Liquidity and Capital Resources

Introduction

During the years ended December 31, 2008 and 2007, we did not generate positive operating cash flows. Cash totaled $11,427 and $52,089 at December 31, 2008 and 2007, respectively.

Our cash, current assets, total assets, current liabilities, and total liabilities as of December 31, 2008 and 2007, respectively, are as follows:

	December 31, 2008	December 31, 2007	Change

Cash	$11,427	$52,089	$(40,662)
Total Current Assets	46,977	87,639	(40,662)
Total Assets	160,968	202,983	(42,015)
Total Current Liabilities	94,033	42,021	(52,012)
Total Liabilities	$94,033	$42,021	$(52,012)

Cash Requirements

We have very little cash available as of December 31, 2008.  We intend to use the funds raised the by offering described herein as working capital and to continue with our existing business. If we are not successful in raising funds through the offering described herein, two of our principals, Glenn Martin, our President, and Nicole Breen, our Secretary and Treasurer, have committed to put in up to $25,000 per quarter as necessary to pay for our necessary business expenses for at least the next twelve months.  On October 1, 2008, Mr. Martin and Ms. Breen, agreed to loan us up to $100,000, interest free and unsecured, as needed, during the twelve months ending September 30, 2009, with any amounts loaned due to be paid back one year from the date the money is given to us.  As of December 31, 2008, we had $49,600 in advances from Mr. Martin and Ms. Breen.  From January 1, 2009 to March 31, 2009, Ms. Breen loaned us an additional $17,000.  Under the loan agreement, as of May 8, 2009, Ms. Breen has loaned us $65,100, and Mr. Martin has loaned us $23,620, for a total of $88,720.  These loans are pursuant to an oral agreement between Mr. Martin, Ms. Breen and the company.  This agreement was ratified by our Board of Directors.  However, we will require additional capital over and above $25,000 per quarter to get our business operating at full strength and while we hope to raise this capital with the offering mentioned herein, we cannot be assured that such funding will be available.  Ms. Breen and Mr. Martin have both indicated they would be willing to loan us up to an additional $250,000 total on similar terms as the existing loans in the event it becomes necessary.

Sources and Uses of Cash

Operations

We did not receive any cash from operations for the year ended December 31, 2008.  We used ($170,237) in cash for operating activities during this period, compared to ($92,259) for the same period one year ago.  Our net cash used in operating activities for the year ended December 31, 2008 consisted of mine claim maintenance,  postage and delivery, telephone, auto and office support staff.  Until we have operations we do not anticipate we will generate any cash from operating activities.  Until that time we believe this figure will be fairly indicative our cash generation and cash used for operations in a year period.

Investments

We did not use any cash for investment activities during the year ended December 31, 2008, compared to $501 during the year ended December 31, 2007.  All our cash used for investment activities during the year ended December 31, 2008 related to the purchase of property.  For the year ended December 31, 2007, our cash used for investment activities related to the purchase of property.

Financing

During the year ended December 31, 2008 we had $129,575 in cash provided by financing activities, compared to $142,420 for the same period one year ago.  Of our $129,575 of cash provided by financing activities for the year ended December 31, 2008, $93,050 was from the issuance of common stock, ($13,075) from advances to affiliates, and $49,600 from advances from affiliates, primarily from Glenn E. Martin and Nicole Breen as a no interest loans to cover daily operational expenses.  We anticipate that for the foreseeable future we will have to rely on money raised from the sale of our stock and from advances from our principals to pay our operating expenses.

Results of Operation for the Three Months Ended June 30, 2009 Compared to the Three Months Ended June 30, 2008

Results of Operations

	Three Months Ended June 30, 2009	Three Months Ended June 30, 2008

Revenue	$-	$-
General and Administrative Expenses	31,098	107,933
Sales and Marketing Expenses	715	1,468
Depreciation and Amortization	440	264
Operating Loss	(32,253)	(109,665)
Net Loss	$(33,114)	$(112,728)

Revenues

We did not have any revenues for the three months ended June 30, 2009 or June 30, 2008.  To date we have funded the business through sales of our common stock and from loans from our officers and directors.  If we are not successful in raising funds through the offering described herein, two of our principals, Glenn Martin, our President, and Nicole Breen, our Secretary and Treasurer, have committed to put in up to $25,000 per quarter as necessary to pay for our necessary business expenses for at least the next twelve months.

Total Operating Expenses

Our total operating expenses for the three months ended June 30, 2009, consisted of general and administrative expenses of $31,098, sales and marketing expenses of $715, and depreciation and amortization of $440.  Our general and administrative expenses consisted of mining claim maintenance, postage and delivery, transfer agent fees, auto and office support staff.  Our operating expenses for the three months ended June 30, 2008, consisted of general and administrative expenses of $107,933, sales and marketing expenses of $1,468, and depreciation and amortization expenses of $264.  Our general and administrative expenses for the three months ended June 30, 2008, consisted of mining claim maintenance, postage and delivery, transfer agent fees, auto and office support staff.  Our general and administrative expenses for the three months ended June 30, 2009 were significantly lower than those for the three months ended June 30, 2008, due to us not issuing stock for services during the period ended June 30, 2009, which we had done during the same period one year earlier.

Net Income (Loss)

Our net loss for the three months ended June 30, 2009 was ($32,253), compared to ($112,728) for the three months ended June 30, 2008.  For both periods our net loss consisted entirely of our operating expenses.  As noted above, our total operating expenses for the period ended June 30, 2009, were significantly less than those for the June 30, 2008, leading to the difference in our net loss for the two periods.

Results of Operation for the Six Months Ended June 30, 2009 Compared to the Six Months Ended June 30, 2008

Results of Operations

	Six Months Ended June 30, 2009	Six Months Ended June 30, 2008

Revenue	$-	$-
General and Administrative Expenses	67,888	317,467
Sales and Marketing Expenses	6,573	8,397
Depreciation and Amortization	880	528
Operating Loss	(75,341)	(326,392)
Net Loss	$(77,077)	$(332,517)

Revenues

We did not have any revenues for the six months ended June 30, 2009 or June 30, 2008, nor have we had any since our inception on August 20, 1999.  To date we have funded the business through sales of our common stock and from loans from our officers and directors.  If we are not successful in raising funds through the offering described herein, two of our principals, Glenn Martin, our President, and Nicole Breen, our Secretary and Treasurer, have committed to put in up to $25,000 per quarter as necessary to pay for our necessary business expenses for at least the next twelve months.

Total Operating Expenses

Our total operating expenses for the six months ended June 30, 2009, consisted of general and administrative expenses of $67,888, sales and marketing expenses of $6,573, and depreciation and amortization of $880.  Our general and administrative expenses consisted of mining claim maintenance, postage and delivery, transfer agent fees, auto and office support staff.  Our operating expenses for the six months ended June 30, 2008, consisted of general and administrative expenses of $317,467, sales and marketing expenses of $8,397, and depreciation and amortization expenses of $528.  Our general and administrative expenses for the six months ended June 30, 2008, consisted of mining claim maintenance, postage and delivery, transfer agent fees, auto and office support staff.  Our general and administrative expenses for the six months ended June 30, 2009 were significantly lower than those for the three months ended June 30, 2008, due to us not issuing stock for services during the period ended June 30, 2009, which we had done during the same period one year earlier.

Net Income (Loss)

Our net loss for the six months ended June 30, 2009 was ($77,077), compared to ($332,517) for the six months ended June 30, 2008.  For both periods our net loss consisted entirely of our operating expenses.  As noted above, our total operating expenses for the period ended June 30, 2009, were significantly less than those for the June 30, 2008, leading to the difference in our net loss for the two periods.

Liquidity and Capital Resources

Introduction

During the six months ended June 30, 2009 and 2008, we did not generate positive operating cash flows. Cash totaled $1,699 and $11,427 at June 30, 2009 and December 31, 2008, respectively.

Our cash, current assets, total assets, current liabilities, and total liabilities as of June 30, 2009 and December 31, 2008, respectively, are as follows:

	As of June 30, 2009	As of December 31, 2008	Change

Cash	$1,699	$11,427	$(9,728)
Total Current Assets	37,249	46,977	(9,728)
Total Assets	150,360	160,968	(10,608)
Total Current Liabilities	160,501	94,033	66,468
Total Liabilities	$160,501	$94,033	$66,468

Cash Requirements

We have very little cash available as of June 30, 2009.  If we are not successful in raising funds through the sale of our common stock, two of our principals, Glenn Martin, our President, and Nicole Breen, our Secretary and Treasurer, have committed to put in up to $25,000 per quarter as necessary to pay for our necessary business expenses.  On October 1, 2008, Mr. Martin and Ms. Breen, agreed to loan us up to $100,000, interest free and unsecured, as needed, during the twelve months ending September 30, 2009, with any amounts loaned due to be paid back one year from the date the money is given to us.  As of December 31, 2008, we had $49,600 in advances from Ms. Breen.  From January 1, 2009 to June 30, 2009, Ms. Breen loaned us an additional $25,870 and Mr. Martin loaned us $20,000, respectively.  As of June 30, 2009, Ms. Breen has loaned us a total of $73,970 and Mr. Martin has loaned us a total of $20,000, for a total loans to us under this agreement of $93,970.  These loans are pursuant to an oral agreement between Mr. Martin, Ms. Breen and the company.  This agreement was ratified by our Board of Directors.  However, we will require additional capital over and above $25,000 per quarter to get our business operating at full strength and while we hope to raise this capital with either a bridge loan or through the sale of our common stock, but we cannot be assured that such funding will be available.  Ms. Breen and Mr. Martin have both indicated they would be willing to loan us up to an additional $250,000 total on similar terms as the existing loans in the event it becomes necessary.

Sources and Uses of Cash

Operations

We did not receive any cash from operations for the six months ended June 30, 2009.  We used ($65,098) in cash for operating activities during this period, compared to ($117,268) for the same period one year ago.  The principal components of the increased net cash used in operations for the six months ended June 30, 2009 were: (a) a net loss of ($77,077), (b) accounts payable of $9,363, (c) accrued liabilities of $1,736, and (d) depreciation and amortization of $880.  Until our operations grow we do not anticipate we will generate significant cash from operating activities.  Until that time we believe this figure will be fairly indicative our cash generation and cash used for operations in a six month period.  Our net cash used in operating activities was ($436,102) for the period from August 20, 1999 (inception) through June 30, 2009.

Investments

We did not have any provided by (used in) investing activities for the six months ended June 30, 2009 or 2008.  For the period from August 20, 1999 (inception) to June 30, 2009, our net cash provided by (used in) investment activities was ($16,784) and related to the purchase of intangible assets and deposits.

Financing

During the six months ended June 30, 2009, we had $55,370 in cash provided by financing activities, compared to $67,900 for the same period one year ago.  All of our cash provided by financing activities for these two periods related to proceeds from the issuances of our common stock or loans from affiliates net of repayments.  We anticipate that for the foreseeable future we will have to rely on money raised from the sale of our stock and from advances from our principals to pay our operating expenses.

Debt Instruments, Guarantees, and Related Covenants

 We have no disclosure required by this Item.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
AND FINANCIAL DISCLOSURE

We have no disclosure required by this Item.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks, which include interest rate risk and potentially the prices of commodities.  We do not engage in financial transactions for trading or speculative purposes.

            Interest Rate Risk. The interest payable on our long term debt is based on variable interest rates and therefore affected by changes in market interest rates.  In addition, there may be interest charged on our accounts payable, as well as interest we charge on our accounts receivable, depending on their age.  Typically these interest rates are fixed are not affected by changes in market interest rates.

            Commodity Prices. We are exposed to fluctuation in market prices for our raw materials.  To mitigate risk associated with increases in market prices and commodity availability, we negotiate contracts with favorable terms directly with vendors.  We do not enter into forward contracts or other market instruments as a means of achieving our objectives or minimizing our risk exposures on these materials.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

The following table sets forth the names and ages of the current directors and executive officers of the Company, the principal offices and positions with the Company held by each person and the date such person became a director or executive officer of the Company.  The executive officers of the Company are elected annually by the Board of Directors.  The directors serve one-year terms until their successors are elected.  The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors.  Unless described below, there are no family relationships among any of the directors and officers.

Name	Age	Position(s)

Glenn E. Martin	55	President and Chairman of the Board (2005)

Glynn A. Burkhardt	52	Senior Vice President and Director (2006)

Roger McCaslin	55	Director (2009)

Nicole M. Breen	33	Secretary, Treasurer and Director (2005)

Robert Leitzman	66	Chief Financial Officer, Principal Accounting Officer, Vice President and Director (2006)

Robert Metz	75	Vice President and Director (2007)

Glenn E. Martin is currently our President and Chairman of the Board.  He has served in these positions since 2005.  Prior to joining United Mines, Mr. Martin has served in an executive capacity with several different companies.  From 1988 through the fall of 1992, Mr. Martin was Executive Director of World Trade Center, Tucson, a subsidiary of the former Twin Towers in New York City.  In this position he oversaw the day to day operation, including projects, programs, and seminars for the U.S. Dept. of Commerce associate office in the W.T.C., Tucson promoting D.O.C. programs, servicing clients for both the D.O.C. and Small Business administration.  During his tenure with World Trade Center he served as speaker for international trade seminars and the AIESEC (U.S) National Leadership Seminars.  From 1992 to 2000, Mr. Martin was part of the team that joined together to form a large network marketing company in the Telecom Prepaid Phone Card arena.  Mr. Martin then went on to  form GEM International Inc., which, while under his direction as Chairman and CEO, secured the worldwide rights to Marilyn Monroe phone cards and sold over $1.5 million in prepaid phone card products in an emerging US market between 1994-96.

Glynn A. Burkhardt is currently our Senior Vice President and a Director.  He has held these positions since 2006.  Mr. Burkhardt is the son of Glynn G. Burkhardt, our Emeritus Chairman of the Board.  From March, 2000 to present, Mr. Burkhardt has been the owner/operator of Burkhardt Mining where he specializes in the evaluation and acquisition of mining properties.  Burkhardt Mining is merely a dba of Glynn A. Burkhardt and Glynn G. Burkhardt.  Burkhardt Mining does all of its work for our company and does not work with any other companies.  Mr. Burkhardt spends approximately 90% of his time working on our business affairs.

Roger McCaslin is currently one of our Directors.  He has held this position since August 2009.  Mr. McCaslin is currently employed at the Greenhorn Creek Guest Ranch in Quincy, California, and the Tanque Verde Guest Ranch in Tucson, Arizona, where he has worked since 2002, overseeing  guests, employees and livestock.  Mr. McCaslin was Facility Manager at Cobre Valley Mineral Recovery from 1997 to 2004, where he was in charge of equipment, maintenance, operations, surface and sub-surface testing, as well as spectrographic equipment.

Nicole M. Breen is currently our Secretary and Treasurer, and a Director.  She has held these positions since 2005.  From June 2000 to present she has served as the Chief Executive Officer of GEM Management Group, LLC, a company specializing in acquiring mineral rights and mining properties.   All Ms. Breen’s current work in the mining industry is done our behalf and she spends approximately 80% of her time working on our business affairs.  In this position she oversees the day-to-day operations of the company.  Ms. Breen received her Bachelor of Science in Physical Education in Education, with a minor in Elementary Education, from the University of Arizona.

Robert Leitzman has been one of our Vice Presidents and Directors since 2006, and in August 2009 he was appointed as our Chief Financial Officer and Principal Accounting Officer.  From May 1998 to present Mr. Leitzman has been an self-employed, independent consultant specializing in all aspects of mine management and precious and ferrous  metal processing, including mine start up, planning, budgeting and cost control.  Mr. Leitzman is familiar with ISO registrations, environmental permit negotiations and community relations including seminar presentations to employees, corporate management and the public.  Plant management experience in plastics, mining chemicals, resins and nickel plating.  Mr. Leitzman also owns Tucson Guns & Western Artifacts.  Mr. Leitzman spends approximately 75% of his time working on our business affairs.  Mr. Leitzman received his Bachelor of Science, Mining Engineering, from the University of Arizona.

Robert Metz has been one of our Vice Presidents and Directors since 2007.  From 1992 to present, Mr. Metz has been a mining geological consultant, specializing in directing and otherwise participating in all phases of base, precious metal and industrial mineral exploration projects, from initial detailed geologic mapping, identifying exploration targets, to drilling and interpreting results, for major corporations in USA, Latin America, and Australia.  Since beginning working for us he has not done any work for other mining companies and he currently spends approximately 90% of his time working on our business affairs.

EXECUTIVE COMPENSATION

None of our employees are subject to a written employment agreement.  However, our employees have received shares of our restricted common stock for their services to the company.  In 2006, Glenn E. Martin, Glynn A. Burkhardt, Donald J. Steinberg, Nicole M. Breen, and Robert Leitzman each received 50,000 shares of our common stock for their services.  Glynn A. Burkhardt received 70,000 shares of common stock for his services.  These shares were valued at $0.50 per share.  In 2007, Glenn E. Martin, Glynn A. Burkhardt, Donald J. Steinberg, and Nicole M. Breen, and Robert Leitzman each received 50,000 shares of our common stock for their services.  These shares were valued at $0.50 per share.  Additionally, in 2007, Mr. Robert Leitzman received 20,000 shares of our common stock under the terms of a consulting agreement.  In early 2008, Glenn E. Martin received 150,000 shares of our common stock for his services.  None of our other executive officers were compensated for their services as officers during 2008.  The shares issued to Mr. Martin were valued at $0.50 per share.

In exchange for their services as directors, in 2006, Glenn E. Martin, Glynn A. Burkhardt, Donald J. Steinberg, Nicole M. Breen, and Robert Leitzman each received 10,000 shares of our common stock, and Mr. Glynn G. Burkhardt received 20,000 shares of common stock for serving as Chairman of the Board.  These shares were valued at $0.50 per share.  In 2007, Glynn A. Burkhardt, Donald J. Steinberg, Nicole M. Breen, Robert Leitzman, Robert Metz, and Glynn G. Burkhardt, each received 10,000 shares of our common stock for their service as directors, and Mr. Glenn E. Martin received 20,000 shares of our common stock for serving as Chairman of the Board.  These shares were valued at $0.50 per share.  In 2008, Glynn A. Burkhardt, Donald J. Steinberg, Nicole M. Breen, Robert Leitzman, Robert Metz, and Glynn G. Burkhardt, each received 10,000 shares of our common stock for their service as directors, and Mr. Glenn E. Martin received 20,000 shares of our common stock for serving as Chairman of the Board.  These shares were valued at $0.50 per share.

The Summary Compensation Table shows certain compensation information for services rendered in all capacities for the fiscal years ended December 31, 2008, 2007, and 2006.  Other than as set forth herein, no executive officer’s salary and bonus exceeded $100,000 in any of the applicable years.  The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) *		Option Awards ($) *	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation ($)	All Other Compensation ($)	Total ($)

Glenn E. Martin	2008	-	-	85,000	(1)	-	-	-	-	85,000	(1)
Chairman of	2007	-	-	35,000	(2)	-	-	-	-	35,000	(2)
the Board and President	2006	-	-	30,000	(3)	-	-	-	-	30,000	(3)

Glynn A. Burkhardt	2008	-	-	5,000	(4)	-	-	-	-	5,000	(4)
Director and	2007	-	-	30,000	(5)	-	-	-	-	30,000	(5)
Senior Vice President	2006	-	-	30,000	(6)	-	-	-	-	30,000	(6)

Donald J. Steinberg	2008	-	-	5,000	(7)	-	-	-	-	5,000	(7)
Director and	2007	-	-	30,000	(8)	-	-	-	-	30,000	(8)
Chief Financial Officer	2006	-	-	30,000	(9)	-	-	-	-	30,000	(9)

Nicole M. Breen	2008	-	-	5,000	(10)	-	-	-	-	5,000	(10)
Director,	2007	-	-	30,000	(11)	-	-	-	-	30,000	(11)
Secretary and Treasurer	2006	-	-	30,000	(12)	-	-	-	-	30,000	(12)

Glynn G. Burkhardt	2008	-	-	5,000	(13)	-	-	-	-	5,000	(13)
Former Emeritus	2007	-	-	5,000	(14)	-	-	-	-	5,000	(14)
Chairman of the Board	2006	-	-	45,000	(15)	-	-	-	-	45,000	(15)

Robert Leitzman	2008	-	-	5,000	(16)	-	-	-	-	5,000	(16)
Vice President	2007	-	-	30,000	(17)	-	-	-	-	30,000	(17)
and Director	2006	-	-	5,000	(18)	-	-	-	-	5,000	(18)

Robert Metz	2008	-	-	5,000	(19)	-	-	-	-	5,000	(19)
Vice President	2007	-	-	5,000	(20)	-	-	-	-	5,000	(20)
and Director	2006	-	-	-		-	-	-	-	-

*
Based upon the aggregate grant date fair value calculated in accordance with the Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standard (“FAS”) No. 123R, Share Based Payment.  Our policy and assumptions made in valuation of share based payments are contained in Note 3 to our December 31, 2008 financial statements.

(1)	Represents the 170,000 shares Mr. Martin received in 2008, 150,000 for serving as our Chief Executive Officer and 20,000 as our Chairman of the Board. These shares were valued at $0.50 per share
(2)	Represents the 70,000 shares Mr. Martin received in 2007, 50,000 for serving as our Chief Executive Officer and 20,000 as our Chairman of the Board. These shares were valued at $0.50 per share.
(3)	Represents the 60,000 shares Mr. Martin received in 2006, 50,000 for serving as our Chief Executive Officer and 10,000 as a director. These shares were valued at $0.50 per share.
(4)	Represents the 10,000 shares Glynn A. Burkhardt received in 2008 for serving on our Board of Directors. These shares were valued at $0.50 per share.
(5)	Represents the 60,000 shares Glynn A. Burkhardt, received in 2007, 50,000 for serving as our Senior Vice President and 10,000 as a director. These shares were valued at $0.50 per share.
(6)	Represents the 60,000 shares Glynn A. Burkhardt received in 2006, 50,000 for serving as our Senior Vice President and 10,000 as a director. These shares were valued at $0.50 per share.
(7)	Represents the 10,000 shares Mr. Steinberg received in 2008 for serving on our Board of Directors. These shares were valued at $0.50 per share.
(8)
Represents the 60,000 shares Mr. Steinberg received in 2007, 50,000 for serving as our Chief Financial Officer and 10,000 as a director.  These shares were valued at $0.50 per share.  This amount does not represent the 20,000 shares Mr. Steinberg received under a consulting agreement during 2007.

(9)	Represents the 60,000 shares Mr. Steinberg received in 2006, 50,000 for serving as our Chief Financial Officer and 10,000 as a director. These shares were valued at $0.50 per share.
(10)	Represents the 10,000 shares Ms. Breen received in 2008 for serving on our Board of Directors. These shares were valued at $0.50 per share.
(11)	Represents the 60,000 shares Ms. Breen received in 2007, 50,000 for serving as our Secretary and Treasurer and 10,000 as a director. These shares were valued at $0.50 per share.
(12)	Represents the 60,000 shares Ms. Breen received in 2006, 50,000 for serving as our Secretary and Treasurer and 10,000 as a director. These shares were valued at $0.50 per share.
(13)	Represents the 10,000 shares Glynn G. Burkhardt received in 2008 for serving on our Board of Directors. These shares were valued at $0.50 per share.
(14)	Represents the 10,000 shares Mr. Glynn G. Burkhardt, received in 2007 for serving as a director. These shares were valued at $0.50 per share.
(15)
Represents the 70,000 shares Mr. Glynn G. Burkhardt, received in 2006, 70,000 he received as a founder of the company and 20,000 as our Chairman of the Board.  These shares were valued at $0.50 per share.

(16)	Represents the 10,000 shares Mr. Leitzman received in 2008 for serving on our Board of Directors. These shares were valued at $0.50 per share.
(17)
Represents the 60,000 shares Mr. Leitzman received in 2007, 50,000 under a consulting agreement to service as our Vice President of Mining Operations and 10,000 for serving as a director.  These shares were valued at $0.50 per share.

(18)	Represents the 10,000 shares Mr. Leitzman received in 2006 for serving as a director. These shares were valued at $0.50 per share.
(19)	Represents the 10,000 shares Mr. Metz received in 2008 for serving on our Board of Directors. These shares were valued at $0.50 per share.
(20)	Represents the 10,000 shares Mr. Metz received in 2007 for serving as a director. These shares were valued at $0.50 per share.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information concerning outstanding stock awards held by the Named Executive Officers as of December 31, 2008:

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)

Glenn E. Martin	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -

Glynn A. Burkhardt	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -

Donald J. Steinberg	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -

Nicole M. Breen	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -

Glynn G. Burkhardt	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -

Robert Leitzman	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -

Robert Metz	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -

Compensation of Directors

We issue our directors 10,000 shares each, per year, as compensation for serving on our Board of Directors.  We issue the Chairman of the Board an additional 10,000 shares annually.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

The following table sets forth, as of August 31, 2009, certain information with respect to the Company’s equity securities owned of record or beneficially by (i) each Officer and Director of the Company; (ii) each person who owns beneficially more than 10% of each class of the Company’s outstanding equity securities; and (iii) all Directors and Executive Officers as a group.

Common Stock

Title of Class	Name and Address of Beneficial Owner (3)	Amount and Nature of Beneficial Ownership		Percent of Class (1)

Common Stock	Glenn E. Martin (2)	2,846,000	(4)	26.6%

Common Stock	Glynn A. Burkhardt (2)	3,780,000	(5)	35.3%

Common Stock	Roger McCaslin (2)	40,000		<1%
Common Stock	Nicole M. Breen (2)	986,823	(6)	9.3%
Common Stock	Robert Leitzman	169,000		1.5%
Common Stock	Robert Metz	70,000		<1%

Common Stock	All Directors and Officers As a Group (7 persons)	7,967,823	(4) (5) (6)	74.4%

(1)
Unless otherwise indicated, based on 10,712,597 shares of common stock issued and outstanding.  Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for the purposes of computing the percentage of any other person.

(2)	Indicates one of our officers or directors.
(3)	Unless indicated otherwise, the address of the shareholder is United Mines Inc., 11924 N. Centaurus Place, Oro Valley, AZ 85737
(4)	Includes 76,000 shares held in the name of Tanque Verde Valley Missionary Society, an entity controlled by Mr. Martin.
(5)	Includes 620,000 shares held of record by Glynn G. Burkhardt (deceased), which are now part of Mr. Glynn G. Burkhardt’s estate. Mr. Glynn A. Burkhardt is trustee of the estate.
(6)
Includes 287,840 shares held of record by Gem Management Group, LLC, of which Ms. Breen is the President and controlling shareholder, and 15,000 total shares held in the names of Angelica Breen, Ryan Breen and Ryan C.N. Breen.

The issuer is not aware of any person who owns of record, or is known to own beneficially, five percent or more of the outstanding securities of any class of the issuer, other than as set forth above.  The issuer is not aware of any person who controls the issuer as specified in Section 2(a)(1) of the 1940 Act.  There are no classes of stock other than common stock issued or outstanding.  The Company does not have an investment advisor.

There are no current arrangements which will result in a change in control.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our officers and directors are also our primary shareholders.  Together, our officers and directors control 8,412,823 shares of our common stock, or 79% of our outstanding common stock.  Since our inception, Glenn E. Martin and Nicole M. Breen, two of our officers and directors, have advanced us money at times to pay for minor operating expenses.  On October 1, 2008, Mr. Martin and Ms. Breen, agreed to loan us up to $100,000, interest free and unsecured, as needed, during the twelve months ending September 30, 2009, with any amounts loaned due to be paid back one year from the date the money is given to us.  As of December 31, 2008, we had $49,600 in advances from Mr. Martin and Ms. Breen.  From January 1, 2009 to March 31, 2009, Ms. Breen loaned us an additional $17,000.  Under the loan agreement, as of June 1, 2009, Ms. Breen has loaned us $65,100, and Mr. Martin has loaned us $23,620, for a total of $88,720.  These loans are pursuant to an oral agreement between Mr. Martin,  Ms. Breen and the company.  This agreement was ratified by our Board of Directors.  However, we will require additional capital over and above $25,000 per quarter to get our business operating at full strength and while we hope to raise this capital with the offering mentioned herein, we cannot be assured that such funding will be available.  Ms. Breen and Mr. Martin have both indicated they would be willing to loan us up to an additional $250,000 total on similar terms as the existing loans in the event it becomes necessary.

Burkhardt Mining, a company controlled by Glynn A. Burkhardt, is the mining operator of the three properties where we have Arizona State Land Department (ASLD) Mineral Exploration Permits, as well as the Cerro Colorado Silver Mining Project.  Under our agreement with Burkhardt Mining, we paid Burkhardt Mining $20,000 for their services from April 2006 to April 2007, and $47,000 for the period from April 2007 to April 2008.

As noted above, we rent our executive offices from GEM Management Group, LLC, an entity controlled by Nicole M. Breen, our Secretary and Treasurer and one of our directors.  Our offices are  approximately 1,000 square feet.  We are in the middle of a three year lease, which expires in May 2009 and our rent is $1,500 per month, which includes all utilities.

We also lease two vehicles from GEM Management Group, LLC, an entity controlled by Nicole M. Breen, our Secretary and Treasurer and one of our directors.

We have a consulting agreement with Robert Leitzman, one of our directors, to serve as our Vice President of Mining Operations.  Under this agreement Mr. Leitzman received 50,000 shares of our common stock for his services in 2006 and 2007.

We have a consulting agreement with Robert Metz, one of our directors, to serve as a geology consultant and as one of our Vice Presidents.  Under this agreement Mr. Metz received 30,000 shares of our common stock for his services in 2008.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
SECURITIES ACT LIABILITIES

Article IX of our Articles of Incorporation provides that, to the fullest extent permitted by law, no director or officer shall be personally liable to the corporation or its shareholders for damages for breach of any duty owed to the corporation or its shareholders.  In addition, the corporation shall have the power, in its bylaws or in any resolution of its stockholders or directors, to indemnify the officers and directors of the corporation against any liability as may be determined to be in the best interests of this corporation, and in conjunction therewith, to buy, at the corporation’s expense, policies of insurance.

Article 9 of our bylaws further addresses indemnification in the same manner as our Articles of Incorporation.  There are no resolutions of our shareholders or directors which address indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

AVAILABLE INFORMATION

We are not subject to the reporting requirements of the Securities Exchange Act of 1934.  We have filed with the Securities and Exchange Commission a registration statement on Form S-1, together with all amendments and exhibits thereto, under the Securities Act of 1933 with respect to the common stock offered hereby.  This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto.  Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

Copies of all or any part of the registration statement may be inspected without charge or obtained from the Public Reference Section of the Commission at 100 F Street, NE, Washington, DC 20549.  The registration statement is also available through the Commission’s web site at the following address:  http://www.sec.gov.

EXPERTS

The audited financial statements of United Mines, Inc. as of December 31, 2008 and 2007 and for the years then ended appearing in this prospectus which is part of a registration statement have been so included in reliance on the report of S.E. Clark & Company, P.C., given on the authority of such firm as experts in accounting and auditing.